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                                                                FILE NO. 0-25322
                                                                ----------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                FOR MAY 20, 2003

                        GENSCI REGENERATION SCIENCES INC.
--------------------------------------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
--------------------------------------------------------------------------------

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X|           Form 40-F |_|

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           Yes |X|                 No |_|

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                                     [logo]

                        GENSCI REGENERATION SCIENCES INC.

                                  ANNUAL REPORT

                                      2002

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                                CORPORATE PROFILE

 GenSci(R)Regeneration Sciences Inc. has established itself as a leader in the rapidly emerging field of orthobiologics (the use of biotechnology to treat musculoskeletal disease and injury). Our trademark, The OrthoBiologics Technology Company(TM), describes our focus of bringing new orthobiologic technologies to the marketplace.

                                THE GENSCI VISION

    Improving the science of musculoskeletal repair and regeneration through technology.

                               THE GENSCI MISSION

    To develop and deliver quality biologic technologies for musculoskeletal repair and regeneration to improve surgical and clinical outcomes.

                             KEY EVENTS OF YEAR 2002

     o Entirely replaced and upgraded the Company's original product offerings with new technologies, introducing improved, non-infringing formulations of the company's original DynaGraft(R) and Orthoblast(R) product lines.

     o Launched Accell(R)DBM100, a second-generation technology, the first and only bone graft putty on the market composed of 100% demineralized bone matrix.

     o    Signed a 2-year contract with HealthTrust Purchasing Group, LP, one of
          America's   leading   membership-based   healthcare  group  purchasing
          organizations.

     o    Continued to expand international presence.

     o    GenSci OrthoBiologics obtained ISOTM certification.

                            KEY EVENTS TO START 2003

     o    Entered  into an  agreement  with  AlloSource(R),  one of the nation's
          largest   non-profit   tissue  bank   cooperatives,   for  supply  and
          distribution of key allograft materials.

     o Continued market acceptance of new product lines.

     o Announced conditional agreement to settle legal issues.

     o    Filed Plan of Reorganization in the U.S. Bankruptcy Court.

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To Our Shareholders:

As 2001 ended, we had to deal with the negative impact of the decision by the Federal District Court jury, the damages awarded by the jury to Osteotech, filing for protection under Chapter 11 of the U.S. Bankruptcy Court and the major reductions in our personnel, as well as taking other steps to reduce operating expenses.

In 2002 we have continued to sharpen our corporate focus, announced the signing of a two-year agreement with HealthTrust Purchasing Group, obtained ISOTM certification, and completely upgraded and expanded our product offering by launching three new product lines effectively replacing former products that were the subject of the patent litigation. One of those new products, ACCELL(R) DBM100, is the first and only bone graft putty on the market composed of 100% demineralized bone matrix (DBM). Accell features an exclusive, patent pending DBM processing technique that does not require an additive carrier, allowing for a 100% bone product with the handling characteristics of DBM putty.

We have started 2003 by consummating a supply and distribution agreement with AlloSource(R), announcing that Osteotech Inc. and GenSci have agreed in principal to settle all legal disputes subject to certain significant conditions, and submitting our Chapter 11 Plan of Reorganization, which must still be processed according to Bankruptcy Court procedures.

We are focused now on guiding GenSci as it emerges from ongoing legal proceedings and Chapter 11 protection. The conditional settlement of the patent case requires an initial U.S.$1 million payment plus U.S.$6.5 million in quarterly payments and a letter of credit or other security to secure the first U.S.$5 million of the quarterly payments. The Company is actively working to obtain the required security. In our efforts to obtain funding on the most favorable terms possible, the Company may need to consider transactions potentially resulting in substantial dilution, changes in stockholder rights, sale of certain technologies or to consider the possibility of a merger or sale of the Company to raise the funds necessary to fund our exit from Chapter 11 and our future working capital needs. We will approach these challenges with the same determination that has rebuilt the Company over the past year.

We continue to make strides in what remains an exciting and still rapidly growing field. We are looking forward to the future and to maximizing our ability to continue developing technologies to improve patient care and quality of life. In this regard I am very proud of GenSci's team and grateful for the continued support of our vendors, sales representatives, long-term customers and customers who have adopted our new products as their standard of care. Together we are committed to serving the medical community, building a successful company, and rewarding the patience of our shareholders.

/s/ Douglass C. Watson
-------------------------------------
Douglass C. Watson
President and Chief Executive Officer
GenSci Regeneration Sciences Inc.
May 15, 2003



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                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the financial condition, changes in cash flows, and results of operations of the company should be read in conjunction with the Company's 2002 consolidated financial statements and notes therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the consolidated financial statements of the Company are described in Note 18 to the Company's 2002 consolidated financial statements. All amounts are in Canadian dollars, unless otherwise noted.

OVERVIEW

GenSci Regeneration Sciences Inc. and its subsidiaries are involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. The Company applies an integrated approach to product research, development, and commercialization by leveraging internal resources together with licensing agreements and strategic alliances.

The current business of GenSci began in November 1992 when the Company changed its name to Biocoll Medical Corp. in conjunction with the acquisition of Regenetec Biomatrix, Inc., a Washington State company that was developing a technology for bone and tissue regeneration in dental surgical applications. The Company further developed this technology for the spinal and orthopedic surgical markets.

GenSci has a wholly owned operating subsidiary, GenSci OrthoBiologics, Inc. (formerly GenSci Regeneration Laboratories, Inc., "GenSci OrthoBiologics"), based in Irvine, California that manufactures and distributes bone graft implant products. In 1999, GenSci purchased a majority ownership interest in its distribution partner for the oral craniofacial market, creating GenSci OCF Inc. ("GenSci OCF"), based in Montreal, Quebec. GenSci owns 60% of GenSci OCF.

The Company is focused on the development of products used by surgeons during surgical procedures where bone and tissue repair or regeneration is needed. The Company's products to date consist primarily of various types of demineralized bone-based allograft implants, of which the first products were launched in August 1997.

The Company's initial products, DynaGraft(R) and OrthoBlast(R) bioimplants, were a line of allograft-based bone regeneration implants. DynaGraft achieved significant revenue growth from its late 1997 launch. The Company generated revenues of $30,571,305 in 1999 primarily from DynaGraft, $45,827,426 in 2000 and $40,444,833 in 2001 from both the DynaGraft and OrthoBlast product lines.

GenSci and its subsidiary, GenSci OrthoBiologics, are involved in a patent infringement case involving claims that the DynaGraft Gel and Putty brands infringe two patents owned by Osteotech Inc. ("Osteotech"). On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of U.S. $14,533,634. As of May 7, 2003 the Court has not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company. On December 20, 2001, GenSci and GenSci OrthoBiologics, voluntarily filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court Central District of California. Both GenSci companies elected to take action as a result of the verdicts in patent litigation proceedings.

In 2002, operating under the protection of Chapter 11, the Company retired all prior products and introduced three new product lines. The Company launched Accell(R) DBM100, the first product utilizing the Company's second-generation technology, in May 2002. In August and September 2002 the Company launched improved second-generation product lines replacing DynaGraft and OrthoBlast. The new, improved DynaGraft(R) II has completely replaced DynaGraft in the U.S. market as of September 16, 2002 and OrthoBlast(R) II was introduced in October 2002. With the transition to DynaGraft II the Company no longer manufactures or distributes within the U.S. market any of the products related to the patent litigation jury verdict. However, given the level of investment required to develop the market for its products, the ongoing research and development investment required to support its existing products and technologies and the cost of patent litigation defense, the Company has incurred losses in 1999, 2000, 2001 and 2002.

In 2002, the Company generated $34,481,612 in revenue. The Company's three new product lines accounted for $7.7 million of 2002 revenue. Of that amount $5.9 million was recognized in the fourth quarter of 2002.



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

SIGNIFICANT EVENTS

Pursuant to the minute order entered on January 30, 2003, the Federal District Court assigned the Patent Action and other related cases to another District Court Judge for "settlement proceedings." A formal settlement conference before a Settlement Judge was held on March 6, 2003. At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Debtors' bankruptcy proceeding and the Patent Action, that includes a requirement for the Company to pay Osteotech U.S.$7.5 million.

The conditions yet to be resolved are: (i) Osteotech receives a letter of credit or other security satisfactory to Osteotech for certain payments to be made over time and (ii) GenSci receives a covenant from Osteotech not to sue GenSci in connection with its newly introduced products. With respect to the letter of credit or other security, GenSci will seek to obtain the security sought by Osteotech. However, there can be no assurance that GenSci will be able to obtain an appropriate security acceptable to Osteotech, in which event, the Company may enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. There can also be no assurance that the two sides can reach a settlement if GenSci is unable to obtain the security required. With respect to the covenant not to sue, Osteotech is in the process of evaluating GenSci's position that its new products do not infringe Osteotech's patents. There is no assurance that Osteotech will agree with GenSci's position. There can also be no assurance that, if a difference of opinion exists, the two sides can reach a settlement. In addition, there can be no assurance of the time frame required for the two sides to satisfy the conditions detailed above.

Under the provisions of Chapter 11, the Company is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. The Debtors are presently operating their businesses under bankruptcy protection as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated. A Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The settlement described above is contingent upon Bankruptcy Court approval. Terms of the settlement have been incorporated into the terms of a Chapter 11 Plan of Reorganization, which must be confirmed by the Bankruptcy Court to become effective.

DISCONTINUED OPERATIONS

In January 1997, GenSci acquired 100% of the outstanding shares of Osteopharm Limited ("Osteopharm"), a private Canadian company established to commercialize a series of compounds for the potential treatment and diagnosis of osteoporosis. In 1999, GenSci formed a wholly owned subsidiary, Osteopharm Inc., to position the Company's osteoporosis technology for investment from strategic partners or sale. On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party and retained the surgical rights to the technology.

RESULTS OF OPERATION

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

REVENUES
Revenues for the year ended December 31, 2002 of $34,481,612 decreased from $40,444,833 for the year ended December 31, 2001. The 14.7% decrease in revenue mainly reflects the replacement of the Company's entire product line and the transition phase for launching three new product lines. During 2002 the Company effectively replaced former products that were the subject of previously disclosed patent litigation.

COST OF SALES
Cost of sales, consisting of the expense of manufacturing the Company's bioimplant products, decreased to $11,743,981 for the year ended December 31, 2002 from $15,870,114 for the year ended December 31, 2001. Cost of sales as a percentage of revenues was 34% for 2002, compared with 39% in 2001. The 5% decrease in costs as a percentage of revenues resulted primarily from aggressive cost cutting initiatives during the reorganization of the Company's operations throughout 2002. The efficient use of the Company's resources have resulted in lower costs associated with manufacturing despite continued increases in reimbursement of processing costs to tissue banks for donated tissue.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES
Marketing, general and administrative expenses of $19,091,593 for the year ended December 31, 2002 decreased from $31,281,351 in 2001. The decrease mainly reflects the decline in legal expenses related to the


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higher level of patent  litigation  costs with  Osteotech  in 2001.  During 2002 legal costs related to the Company operating under Chapter 11 are reported as reorganization costs. In addition, the Company reduced spending in sales and marketing as part of the cost cutting initiatives applied to the Company's operations.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses decreased to $3,406,232 for the year ended December 31, 2002 from $4,187,176 in 2001. The cost of research and development as a percentage of revenue remained consistent at 10% in 2002 and 2001. The Company continued efforts in 2002 to support its near term product pipeline as part of a planned product development program.

INTEREST INCOME (EXPENSE)
The Company generated net interest expense of $13,179 for the year ended December 31, 2002 compared to net interest income of $189,416 in 2001. Although cash balances increased during 2002, the decrease in net interest income compared to the prior year is primarily due to the lower average level of funds available for investment and lower yields on invested funds.

AMORTIZATION
Amortization expense decreased to $959,819 for the year ended December 31, 2002 from $1,089,598 for the year ended December 31, 2001. The decrease resulted from costs of previously capitalized intangible assets becoming fully amortized during 2002 and 2001.

REORGANIZATION COSTS
Reorganization costs include the Company's legal costs and administrative fees related to Chapter 11 and additional legal fees incurred by the Creditors Committee paid for by the Company.

WRITE-DOWN OF INTANGIBLE ASSETS
Write-down of intangible assets includes a write-down of technology of $315,553 due to the discontinuation of certain products and $142,402 for patent costs that are not part of the Company's short-term development plans.

RESERVE FOR LITIGATION VERDICT
In 2002 the Company continued to reserve 14% of the sales of former products that were the subject of previously disclosed patent litigation.

LOSS FROM CONTINUING OPERATIONS
The loss from continuing operations for 2002 is $4,252,840 ($0.08 per share loss). The Company reported a loss from continuing operations of $36,362,757 ($0.69 per share loss) for the year 2001.

LOSS FROM DISCONTINUED OPERATIONS
The net gain from discontinued operations for 2002 was $415,000 ($0.01 per share gain). For 2001, the net loss was $596,928 ($0.01 per share loss) for discontinued operations related to the sold subsidiary, Osteopharm Inc. In 2001 the Company provided a $540,000 allowance, which represented the balance due on the promissory note related to the sale of the subsidiary, Osteopharm Inc. In 2002, the Company recognized $240,000 collected on the promissory note as a gain from discontinued operations and $175,000 that was collected in 2003.

NET LOSS
The net loss for 2002 was $3,837,840 ($0.08 per share loss). For 2001, the net loss was $36,959,685 ($0.70 per share loss). There was no change in the number of common shares outstanding in 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

REVENUES
Revenues for the year ended December 31, 2001 of $40,444,833 decreased from $45,827,426 for the year ended December 31, 2000. The 12% decrease in revenues mainly reflects the loss, in February of 2001, of DePuy AcroMed Inc. ("DePuy") as a marketing partner for two of the Company's products sold to the spinal market. The company's independent sales representative network has assumed responsibilities for the sale of those products to the spine market but has lost some DePuy customers in the process.

COST OF SALES
Cost of sales, consisting of the expense of manufacturing the Company's bioimplant products, increased from $14,144,268 for the year ended December 31, 2000 to $15,870,114 for the year ended December 31, 2001. Cost of sales as a percentage of revenues was 31% for 2000, compared with 39% in 2001. The increase in costs


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as a percentage of revenues  resulted  primarily from a decrease in economies of scale due to lower production levels, higher costs associated with manufacturing related to increase in reimbursement of processing costs from tissue banks and due to the change in product mix in 2001 compared to 2000.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES
Marketing, general and administrative expenses of $30,174,661 for the year ended December 31, 2000 increased to $31,281,351 in 2001. The increase is primarily due to the change in rate of translation of the Company's U.S. operations from U.S. currency to Canadian currency, which were converted at higher average exchange rates in 2001 compared to 2000. In U.S. currency these amounts are substantially the same.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses increased from $2,744,708 for the year ended December 31, 2000 to $4,187,176 in 2001. The Company's efforts in 2001 included a higher level of development expenditures on new products scheduled to come to market in 2002 and 2003, including Accell DBM100 launched in the first half of 2002 in addition to other products planned for introduction later in 2002. The cost of research and development as a percentage of revenue was 6% in 2000, compared with 10% in 2001.

INTEREST INCOME (EXPENSE)
The Company generated net interest income of $538,065 for the year ended December 31, 2000 compared to net interest income of $189,416 in 2001. The decrease in net interest income compared to the prior year is primarily due to the lower availability of funds for investment and lower yields.

AMORTIZATION
Amortization expenses decreased from $1,381,968 for the year ended December 31, 2000, to $1,089,598 for 2001. The decrease resulted from costs of previously capitalized intangible assets becoming fully amortized during 2000 and 2001.

WRITE-DOWN OF INTANGIBLE ASSETS
Write-down of intangible assets includes a write-down of technology of $1,076,178 for licensed patents that are not part of the Company's short-term development plans and $384,000 for non-commercialized product development costs.

RESERVE FOR LITIGATION VERDICT
On December 17, 2001, the jury found that GenSci and GenSci OrthoBiologics are liable for damages of U.S.$ 17,533,634 for infringement by DynaGraft Gel and DynaGraft Putty of two patents held by Osteotech. The damages include U.S.$ 12,423,248 for lost profits during 1997-1999 and royalties of U.S.$ 5,110,386 calculated at a royalty rate of 14% for the years 2000-2001. Payments of approximately U.S.$ 3,000,000 made by DePuy in a prior settlement with Osteotech, are expected to be deducted from the jury verdict reducing the potential judgment to U.S.$ 14,533,634. The Company has established a reserve in the amount of $23,098,189 (Canadian) representing the potential judgment of U.S.$14,533,634.

LOSS FROM CONTINUING OPERATIONS
The loss from continuing operations for 2001 is $36,362,757 ($0.69 per share loss). The Company reported a loss from continuing operations of $2,080,114 ($0.04 per share loss) for the year 2000.

LOSS FROM DISCONTINUED OPERATIONS
The net loss from discontinued operations for 2001 was $596,928 in 2001 ($0.01 per share loss). For 2000, the net loss was $4,928,623 ($0.11 per share loss) for discontinued operations. Net loss from discontinued operations decreased due to the write-down of technology in the prior year. Discontinued operations relate to the sold subsidiary, Osteopharm Inc., which is focused on the diagnosis and prevention or treatment of osteoporosis. The loss in 2001 is comprised of an operating loss of $1,260,468 and a gain on disposal of $663,540. The Company recognized the gain on disposal of the discontinued operations to the extent of cash received from the disposal subsequent to the year end and has provided an allowance for $540,000 being the balance of the promissory note due in fiscal 2002 due to uncertainty relating to ultimate collection and will recognize this amount as income once received.

NET LOSS
The net loss for 2001 was $36,959,685 ($0.70 per share loss). For 2000, the net loss was $7,008,737 ($0.15 per share loss). There was no change in the number of common shares outstanding in 2001.


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LIQUIDITY AND CAPITAL RESOURCES

On December 20, 2001 [the "Petition Date"], GenSci and its U.S. subsidiary, GenSci OrthoBiologics, Inc. ["GenSci OrthoBiologics"] collectively referred to as the "Debtors", voluntarily filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code ["Chapter 11"] in the U.S. Bankruptcy Court Central District of California, Santa Ana Division [the "Bankruptcy Court"]. The Debtors elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 15 to the consolidated financial statements.

The Debtors are presently operating their businesses under bankruptcy protection as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated. Substantially all the assets and liabilities of the Company are involved in the Bankruptcy proceedings.

Under the provisions of Chapter 11, the Company is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. The Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The submitted plan proposes the following treatment:

     (a) Shareholders shall retain their interests in the Debtors and are unimpaired.

     (b) Allowed Secured Claims in the amount of U.S.$28,976 shall be paid under their original terms in the ordinary course of business.

     (c) Allowed Priority Claims in the amount of U.S.$98,832 are to be paid in deferred cash payments in equal semi-annual installments over a period not exceeding six years, plus simple interest, at the Federal Judgment Rate, from a date selected by the Debtors that is no later than sixty
          (60) days after the date of confirmation of the Plan of Reorganization by the Bankruptcy Court [the "Effective Date"] on the unpaid balance.

     (d) All Claim(s) of Osteotech Inc. ["Osteotech"] are covered by the proposed, and not yet finalized, Settlement Agreement which calls for payment of U.S.$7.5 million of which Osteotech will receive an initial payment of $1 million on, or about, the Effective Date of the Company's Plan of Reorganization, and the remaining U.S.$6.5 million will be paid in twenty consecutive quarterly payments of U.S.$325,000 per quarter plus simple interest payable at the Federal Judgment Rate, capped for purposes of future interest payments at 3% per annum. The U.S.$6.5 million shall be secured as follows: the first U.S.$5 million in quarterly payments will be secured by a letter of credit or other security and the last U.S.$1.5 million will be secured by a junior lien on the assets of GenSci OrthoBiologics, subordinated to liens granted by GenSci OrthoBiologics to secure indebtedness from commercial and/or institutional lenders [see note 15 to the consolidated financial statements].

     (e) Administrative Convenience Class [Allowed Unsecured Claims of U.S.$6,000 or less] in the amount of U.S.$110,009 shall be entitled to a distribution of one hundred percent [100%] of their respective Allowed Claims, within 120 days after the Effective Date with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date.

     (f) Allowed Unsecured Claims of unsecured creditors in the amount of U.S.$6,694,784 have been given two options:

               a. Option A: Creditors shall be entitled to a distribution of one hundred percent [100%] of their respective Allowed Claims, with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Distribution shall be in twenty [20] equal quarterly installments payable over five [5] years commencing on the later [i] of the 60th day after the Effective Date or [ii] if such Claim is Disputed, such quarterly installments referenced above shall commence on the tenth [10th] Business Day after the entry of a Final Order allowing the Claim, or [iii] such other time or times as may be agreed to by the holder of such Claim and the Debtors. Debtors shall retain any and all rights to object to such claims, and/or to assert any setoff or counter claim thereto. A 10% per annum discount [not to exceed a 20% total discount] will apply to distributions paid off in full at the sole discretion of the Debtors.

               b. Option B: Creditors shall have their claim fixed at a distribution amount proposed by the Company [the "proposed distribution amount"] set forth for each unsecured claim with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Debtors shall waive and release any right to object to their "proposed distribution amount", or to assert any setoff thereto. A creditor selecting Payment Option B shall be entitled to a distribution of the "proposed distribution amount" in eight [8] equal quarterly installments payable over two [2] years commencing on the 60th or 120th day after the Effective Date. The total amount proposed by the Company for all claims in this category is U.S.$2,194,248.

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although the Company has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that the Company will successfully receive Court approval and meet other conditions necessary to emerge from bankruptcy. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $19,194,783 as at December 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, confirmation of the Plan of Reorganization, emergence from bankruptcy, achieving and maintaining profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

At December 31, 2002, the Company had a cash balance of $3,282,836, short-term investments of $90,000 and restricted cash of $856,534, which is classified as a long term asset. This compares to a December 31, 2001 cash balance of $1,094,387 and restricted cash of $79,368. The Company had a working capital deficiency of ($22,043,381) at December 31, 2002, which includes liabilities subject to compromise of $32,627,785 and does not include restricted cash classified as a long term asset. This compared with a working capital deficiency of ($18,780,559) at December 31, 2001, which includes liabilities subject to compromise of $31,543,310. Liabilities subject to compromise include $23,320,738 related to the patent litigation liability accrual from fiscal year 2001.

In connection with the Chapter 11 filing, the Company implemented aggressive cost cutting initiatives throughout 2002 to reduce cash used in operations.

Cash provided by operating activities during 2002 was $2,764,102 as compared to cash used in operating activities of $8,638,447 in 2001. Available cash increased as a result of reduced litigation costs and aggressive cost cutting initiatives during the reorganization of the Company's operations throughout 2002. Capital spending requirements were higher in 2002 at $501,230 compared to $313,083 in 2001. The Company invested in key machinery and equipment to increase manufacturing efficiency and capacity for its California production facility. The Company expects that capital spending in 2003 will proceed at a similar pace to 2002 to continue to improve production efficiency and capacity and will be funded out of the Company's cash flow.

Cash used in financing activities during 2002 was $215,801 primarily used to pay down the capital leases executed by the Company in 2001. Cash provided by financing activities during 2001 was $343,101 primarily from capital leases executed by the Company.

Net increase in cash from continuing operations was $1,048,449 in 2002 as compared to a net decrease in cash from continuing operations of $8,105,349 in 2001. Net increase in cash from discontinued operations was $1,140,000 as compared to a decrease in cash from discontinued operations of $707,889 in 2001.

As previously stated, the conditional settlement of the patent case requires a letter of credit or other security to secure U.S. $5 million of the quarterly payments. The Company is actively working to obtain the required security. However there can be no assurance that such external sources of funding will be available on terms favorable to the Company, in which event, the Company may be required to enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. Alternatively, the Company may obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or potential products that the Company would not otherwise relinquish. Likewise, the Company may also entertain the possibility of a merger or sale of the Company either within this bankruptcy proceeding or after confirmation of the Plan, to finance the above referenced obligations, which may similarly result in substantial dilution or changes in stockholder rights.

The Company has $126,600 remaining under the terms of capital leases. The Company believes it will be able to generate sufficient cash flows from continuing operations to fund payment of the capital lease.

BANKRUPTCY PROCEDURES

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by affected parties. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date, which was the last date by which claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, expired on May 13, 2002.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Under the U.S. Bankruptcy Code, the Debtors may elect to assume or reject unexpired leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to U.S. Bankruptcy Court approval including those described in note 13 to the consolidated financial statements. Liabilities related to executory contracts assumed by the Debtors are recorded as liabilities not subject to compromise because they are entitled to administrative priority. If a contract or lease is rejected, liabilities thereunder are deemed to be pre-Petition Date, general unsecured claims and are subject to the payment terms in a confirmed Chapter 11 plan. Claims for damages resulting from the rejection, after May 13, 2002 of executory contracts will be subject to separate bar dates. The Debtors have reviewed all executory contracts for assumption or rejection.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors.

As a result of the Chapter 11 filing, no payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan of reorganization providing for the repayment terms has been submitted to any required vote and approval of affected parties, has been confirmed by the Bankruptcy Courts and has become effective.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements is based on the selection and application of critical accounting policies, some of which require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company believes that the following are some of the critical judgment areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

The Company has a claim for allegedly infringing products and the jury found GenSci and GenSci OrthoBiologics liable for damages as discussed above. The determination of the estimated liability involves significant judgment. In assessing the reserve for the litigation claim, management made its best estimate considering the jury findings and accrued for $23,320,738 in the consolidated financial statements. It is possible that adverse judgments in the immediate or near-term future could include an injunction preventing the sale of allegedly infringing products, which could adversely affect the Company's business and financial condition. Due to the uncertainties inherent in the litigation process, the ultimate outcome of these actions, or the likelihood of an injunction, is not determinable at this time.

During 2002, the Company accrued and expensed $1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $856,534, which is classified as a long term asset as at December 31, 2002.

The Company makes significant judgments about the determination of the fair value of its reporting units in order to assess whether there has been an impairment in the value of the goodwill. These judgments are dependent on a number of factors such as projected future cash flows, general economic and competitive conditions and appropriate discount rates. A change in these assumptions could result in material charges to income. During the current year, the Company determined that no impairment in the value of the goodwill has occurred.

The Company to periodically assess the recoverability of its intangible assets by determining whether projected undiscounted cash flows will be sufficient to cover the carrying value of such assets. This requires the company to make significant judgments about the expected future cash flows that are dependent on the general and economic conditions and are subject to change. A change in these assumptions could result in material charges to income. During the current year, the Company determined that a significant impairment in the value of certain of its intangible assets had occurred and recorded $457,955 a charge to earnings.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. A considerable amount of judgment is required in accessing the ultimate realization of these receivables including the credit-worthiness of each customer. If the financial condition of GenSci's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

CHANGES IN ACCOUNTING POLICIES

Effective  January 1, 2002,  the Company has adopted The  Canadian  Institute of
Chartered   Accountants  issued  Handbook  Section  3062,  "Goodwill  and  Other
Intangible Assets" ["Section 3062"].

Previously, goodwill was amortized on a straight-line basis over the estimated useful life of the asset over a period of seven years. In addition, the Company would evaluate on an ongoing basis the carrying value of goodwill for potential permanent impairment by comparing the carrying value of goodwill to the estimated related undiscounted future net cash flows. Any permanent impairment in the value of goodwill was written off against earnings in the year that such impairment became evident.

Section 3062 changed the accounting for goodwill and intangible assets with an indefinite life from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, and amortization of intangibles with an indefinite life, ceased upon adoption of Section 3062. Upon adoption of Section 3062, the Company determined that it has no intangible assets of indefinite life. As of January 1, 2002, entities are required to perform a transitional test to ascertain whether or not they should recognize a decline in the carrying value of any recorded goodwill balances as at that date. Impairment tests are required to be re-performed on at least an annual basis and any subsequent impairment provisions would be charged to income.

The Company completed a transitional impairment test to identify if there was potential impairment to the goodwill as at January 1, 2002. To determine the amount of the impairment at January 1, 2002, the Company used the fair value methodology based on budget information to generate representative values of the future cash flows attributable to its reporting unit. This differs from the undiscounted cash flow methodology utilized by the Company to assess recoverability of goodwill in prior years. The Company determined that no impairment in the value of goodwill has occurred.

The Company has selected December 31 as the date it will perform its annual impairment test, and has determined that there was no impairment of goodwill as at December 31, 2002.

As required under Section 3062, this change was adopted January 1, 2002 with no restatement of prior period amounts.

Effective  January 1, 2002,  the Company has adopted The  Canadian  Institute of
Chartered Accountants issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ["Section 3870"].

Previously, no compensation expense was recognized for stock options and stock appreciation rights issued to employees, directors and consultants.

Section 3870 requires entities to measure stock appreciation rights that call for settlement by the issuance of equity instruments and present them as equity. Under the Company's stock option plan, described in note 9[d] to the consolidated financial statements, all stock options granted can be exercised as stock appreciation rights. As permitted under Section 3870, the Company elected to measure and recognize stock appreciation rights based on the fair value of the equity instrument. Accordingly, compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, will be credited to common share capital. The Company estimates the fair value of a stock option using the Black-Scholes option pricing model.

The impact of this change in accounting policy is detailed below:

Section 3870, requires that the cumulative amount relating to stock appreciation rights outstanding at the beginning of the fiscal year of adoption be charged to the opening retained earnings for that fiscal year, without restatement of prior periods presented. Accordingly, the Company charged $3,985,870 to the deficit at January 1, 2002 and an increase in contributed surplus of $3,985,870.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued prior to January 1, 2002 were as follows: risk free interest rate of 4.72%, expected dividend yield of nil, expected volatility of 0.93 and expected option life of 4.87 years.

Other  effects  of  the  change  in  accounting   policy  were  an  increase  in
compensation expense, contributed surplus and net loss for the year of $448,679 and an increase in loss per share of $0.01.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company is currently involved in research and development activities in the field of orthobiologics. Research and development spending was $3,406,232 in 2002, $4,187,176 in 2001, and $2,744,708 in 2000. The Company's efforts in 2002 included continued development to support a near term product pipeline as part of a planned technology expansion program, completely upgrading and expanding the Company's product offerings by launching three new product lines effectively replacing and upgrading former products and investigating future partnerships and technology ventures.

In 2001, GenSci sold its 100% interest in Osteopharm Inc., which was focused on developing an anabolic peptide technology for the diagnosis and prevention or treatment of osteoporosis. The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

In 2002, the Company incurred a write-down on capitalized patent cost related to a craniofacial small bone fixation system and abandoned plans to develop a medical product related to the patent. In addition, the Company wrote off capitalized technology costs associated with former products discontinued in 2002.

In 2001, the Company incurred a write-down on the capitalized technology value associated with certain patents licensed by the Company. In 2002, the Company lost the right to license this technology, accordingly the cost were written off.

TREND INFORMATION

SELECTED CONSOLIDATED QUARTERLY UNAUDITED FINANCIAL INFORMATION ($ 000'S)

                                           Mar-01  Jun-01   Sep-01   Dec-01   Mar-02  Jun-02   Sep-02   Dec-02
                                           ------  ------   ------   ------   ------  ------   ------   ------
Revenues                                   10,581  10,445    9,363   10,055    9,695   8,768    8,497    7,522

Loss on continuing operations             (1,855) (1,068)  (3,006) (30,434)    (544)   (428)    (743)  (2,538)

Loss on continuing operations per share   ($0.04) ($0.02)  ($0.06)  ($0.58)  ($0.01) ($0.01)  ($0.01)  ($0.05)

Net loss                                  (2,062) (1,288)  (3,341) (30,268)    (544)   (428)    (503)  (2,363)

Stock based compensation recognized
   at year end                                 --      --       --       --       --      --       --      449

Stock based compensation allocated
  quarterly                                    --      --       --       --     (59)    (50)    (281)     (59)

Adjusted net loss                              --      --       --       --    (603)   (478)    (784)  (1,973)

Basic and diluted net loss per share      ($0.04) ($0.02)  ($0.06)  ($0.58)  ($0.01) ($0.01)  ($0.01)  ($0.05)


Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the future performance of various marketing channels, research programs, financing activities and legal actions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described below.

RISK FACTORS
An investment in common shares of the Company should be considered speculative due to the nature and stage of development of the Company's business as well as the Company's status as operating its business under the protection of Chapter 11 of the U.S. Bankruptcy Code. In evaluating the securities, prospective investors should consider the following factors.

GOING CONCERN
There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although the Company has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that the Company will successfully receive Court approval and meet other conditions necessary to emerge from bankruptcy. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $19,194,783 as at December 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, confirmation of the Plan of Reorganization, emergence from bankruptcy, achieving and maintaining profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

LEGAL PROCEEDINGS - PATENT CASE

On December 17, 2001, the jury found that GenSci and GenSci OrthoBiologics are liable for damages of U.S.$ 17,533,634 for infringement by DynaGraft Gel and DynaGraft Putty of two patents held by Osteotech. The damages include U.S.$ 12,423,248 for lost profits during 1997-1999 and royalties of U.S.$ 5,110,386 calculated at a royalty rate of 14% for the years 2000 and 2001. Payments of approximately U.S. $3,000,000 made by DePuy AcroMed Inc. in a prior settlement with Osteotech, are expected to be deducted from the jury verdict reducing the potential judgment to U.S. $14,533,634.

Pursuant to motions by Osteotech and positions taken by the Company, on May 16, 2002, the Bankruptcy Court modified the automatic stay to permit the Patent
Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company could not be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a restricted cash account 14% of gross revenue from the allegedly infringing products. GenSci was required to file a Plan of Reorganization or cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. Consistent with the Bankruptcy Court's May 17 Order, the Debtors no longer manufactured, marketed, distributed or sold the infringing products [DynaGraft Gel and Putty] after September 16, 2002.

During 2002, the Company accrued and expensed $1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $856,534, and which is classified as a long term asset as at December 31, 2002.

At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Debtors' bankruptcy proceeding and the Patent Action, that includes a requirement for the Company to pay Osteotech U.S.$7.5 million.

Although a conditional settlement has been negotiated, the remaining conditions may not be resolved. In addition, the terms of the settlement have been incorporated into the terms of a Chapter 11 Plan of Reorganization, which must be confirmed by the Bankruptcy Court to become effective.

LEGAL PROCEEDINGS - CHAPTER 11
Under the provisions of Chapter 11, the Company is required to present to the Bankruptcy Court a plan of reorganization setting out the terms of the restructure of its obligations. GenSci Regeneration Sciences and GenSci OrthoBiologics [the "Debtors"] are presently operating their businesses under bankruptcy protection as debtors-in-possession. Although a Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003, there can be no guarantee that the Company will be able to obtain approval of the Disclosure Statement. In addition, if the Company does obtain approval of the Disclosure Statement there is no guarantee that an affirmative vote can be obtained from the creditors or that the Bankruptcy Court will approve the Company to emerge from Chapter 11.

CAPITAL REQUIREMENTS - WORKING CAPITAL
Capital requirements associated with the development, commercialization, litigation defense and working capital to support the Company's products has been, and will continue to be, significant. While the Company has earned revenue to date, cash generated from operating activities may not be sufficient to cover its requirements. The Company may also require additional funds to acquire products or technologies that complement its existing portfolio. There is no assurance that the Company will be able to secure additional financing in the future or that such financing will be available on satisfactory terms. If adequate funds are not available, the future operations of the Company may be restricted.

CAPITAL REQUIREMENTS - SETTLEMENT
As previously stated, the conditional settlement of the patent case requires a letter of credit or other security to secure U.S.$5 million of the quarterly payments, after the initial U.S.$1 million payment. The Company is actively working to obtain the required security. However there can be no assurance that such external sources of funding will be available on terms favorable to the Company, in which event, the Company may be required to enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. Alternatively, the Company may obtain funds through entering into arrangements with collaborative partners or others that may require the Debtors to relinquish rights to certain of its technologies or potential products that the Debtors would not otherwise relinquish. Likewise, the Company may also entertain the possibility of a merger or sale of the Company either within this bankruptcy proceeding or after confirmation of the Plan, to finance the above referenced obligations, which may similarly result in substantial dilution or changes in stockholder rights.

CONTINUING OPERATING LOSSES
From inception, the Company has experienced losses, indicated by an accumulated deficit at December 31, 2002 of approximately $105 million. The Company expects that its operating losses may continue as it expands its product portfolio, continues its research and development activities, and deals with pending litigation. Future operating results depend on a number of factors, including the demand for its products, the level of competition, regulatory approval of the Company's products and the ability of the Company to control its costs. Although the Company has had some success in the initial market introduction of its product lines there is no assurance that the Company will achieve a profitable level of operations, which could leave the Company dependent on external sources of funding.

RELIANCE ON PATENTS
Patent protection and proprietary technology are significant factors in the success of the Company's business. The Company relies on certain patents and pending patent applications relating to various aspects of its products and technology. There can be no assurance that any patent will be upheld, that future patent applications will be granted, or that any current or future patent will be broad enough to protect the Company from competitors with similar technologies. In addition, there can be no assurance that non-disclosure agreements will not be breached permitting others access to trade secrets. There can also be no assurance that others will not develop similar technologies or that the Company's technologies will not infringe on patents or rights owned by others. As a result the Company may not be able to produce sufficient revenue to achieve profitability.

EARLY STAGE OF DEVELOPMENT
The Company has generated initial revenues from the commercialization of some of its product lines. Although the Company introduced three new product lines in 2002, other products have not been fully developed and tested, and there can be no assurance that any of its subsequent products will perform in accordance with the Company's expectations or that necessary regulatory approvals will be obtained in a timely manner. There can be no assurance of timely market introduction of products for which the Company has invested significant amounts of capital.

GOVERNMENT REGULATION
The development, manufacture, and distribution of certain of the Company's products may be subject to regulation by the United States Food and Drug Administration ("FDA") and other government authorities in Canada, the United States, and other countries. The process of obtaining regulatory approval can take many years and requires substantial resources. There can be no assurance that any approvals necessary to develop, manufacture and market the Company's products will be obtained on a timely basis, if at all. In addition, delays or rejections may be encountered based on changes in regulatory policy during the period of product development; and laws or regulations, which may be adopted in the future, may have a material adverse effect on the Company. There can be no assurance that the Company's products will receive regulatory approvals. The regulatory process may delay the marketing of new products or it may prevent the introduction of future products altogether, which could cause revenues to decline.

SOURCE OF SUPPLY
The Company relies on tissue banks accredited by the American Association of Tissue Banks for the supply of tissue, a crucial component of its bioimplant products. The Company has no control over the operation of the tissue banks or competition for their services. There can be no assurance that the tissue banks will be able to fulfill the Company's requirements, or that the Company will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms. There can be no assurance that the Company will be able to maintain a supply of tissue or maintain a supply at reasonable terms, which could limit the ability of the Company to generate revenue.

DEPENDENCE ON THIRD PARTY REPRESENTATION
The Company has developed its own independent representation network in the spinal market and in the general orthopedic market to represent their product lines. There can be no assurance that these representation networks will continue to be successful, which could limit the revenue generation ability of the Company.

TECHNOLOGICAL CHANGE AND OBSOLESCENCE
The markets in which the Company competes continue to undergo rapid and significant technological change and innovation. The Company is aware of efforts of other parties to develop alternative methods for bone regeneration, as well as to develop potentially superior natural or synthetic substitutes. There can be no assurance that development of these or other products and technologies will not render the Company's products and technologies obsolete or uncompetitive. As a result the Company may not be able to produce sufficient revenue to achieve profitability.

PRODUCT LIABILITY
The testing, marketing, and distribution of the Company's products entail an inherent risk that liability claims may be asserted against the Company, including claims resulting from the use of diseased tissue. The tissue banks which supply tissue to the Company are subject to stringent regulations, however, the Company cannot ensure that supplied tissue will be free of disease. The Company is insured against such liability claims. However, the amount of coverage may prove to be insufficient should claims arise, and there is no assurance that continuing insurance will be available at acceptable premium rates.

COMPETITION
The medical, dental, and orthopedic industries are highly competitive and comprise numerous large and well-financed companies and institutions. These include large pharmaceutical, biotechnology, and consumer goods companies as well as universities and research institutions that are constantly developing and acquiring the rights to new products. Many of these entities are larger than the Company and have greater financial resources to invest in research and development, distribution, and marketing programs. There can be no assurance that one or more of the Company's competitors will not develop products that are more effective or better accepted than those that the Company has or will develop, which could cause the Company to lose market share and be unable to maintain revenue levels.

FOREIGN EXCHANGE
A majority of the Company's revenue and operating expenses is denominated in U.S. dollars. The Company's financial statements are reported in Canadian currency and are subject to fluctuations in exchange rates between the Canadian and the U.S. dollar.

POTENTIAL CONFLICTS OF INTEREST
Certain directors and officers of the Company are directors and officers of other privately held and publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties with the Company.

DEPENDENCE ON KEY PERSONNEL
The Company is heavily dependent upon the expertise of certain of its key officers and scientists, and the loss of one or more of these individuals could have a material adverse effect on the Company. Furthermore, it is anticipated that the Company's continued expansion in areas and activities requiring additional expertise, such as clinical trials, regulatory approvals and marketing,  will require  additional  management and scientific  personnel.  The
Company's ability to recruit and retain highly qualified management and scientific personnel is critical to its success. There can be no assurance that the Company will be successful in attracting and retaining skilled and experienced management and scientific personnel.

ABSENCE OF DIVIDENDS
The Company has no fixed dividend policy and has not paid dividends since its incorporation. The payment of dividends in the future will depend, among other things, upon the Company's earnings, capital requirements, and operating and financial condition. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

VOLATILITY OF COMMON SHARE PRICE AND VOLUME
Shareholders of the Company may be unable to sell significant numbers of common shares of the Company on the Toronto Stock Exchange (the "TSX") without a significant reduction in the price of the shares, if at all. Furthermore, there can be no assurance that the Company will continue to be able to meet the listing requirements of the TSX or achieve listing on any other public trading exchange. The market price of the common shares of the Company may be affected significantly by factors such as fluctuations in the Company's status in Chapter 11, operating results, announcements of technological innovations or new products by the Company or its competitors, action by the FDA or other governmental agencies against the Company or the industry in general, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, the interest of investors, traders and others in public companies such as the Company and general market conditions. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization companies, have experienced fluctuations which have not necessarily been related to the operating performances, underlying asset values or prospects of such companies.

                                AUDITORS' REPORT

To the Shareholders of GENSCI REGENERATION SCIENCES INC.

We have audited the consolidated balance sheets of GENSCI REGENERATION SCIENCES INC. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Companies Act (British Columbia) we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year, except for the change in the methods of accounting for goodwill and intangible assets and accounting for stock options and other stock-based compensation as explained in note 4 to the consolidated financial statements.

                                           /s/ Ernst & Young LLP
                                           ---------------------
Toronto, Canada,
April 18, 2003.                            Chartered Accountants

              COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
                              REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated April 18, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                           /s/ Ernst & Young LLP
                                           ---------------------
Toronto, Canada,
April 18, 2003.                            Chartered Accountants

GENSCI REGENERATION SCIENCES INC.
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]
   [See note 2 - Bankruptcy proceedings, going concern and subsequent events]

As at December 31
                                                                          2002               2001
                                                                            $                  $
--------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents [note 5]                                     3,282,836        1,094,387
Short-term investments [note 5]                                           90,000               --
Restricted cash [note 13[a]]                                                  --           79,368
Accounts receivable, net of allowance for doubtful
   accounts of $166,387 [2001 - $497,962]                              3,846,821        4,901,497
Other receivable [note 11]                                               175,000          900,000
Processing costs and inventory, net of provision
   of $867,680 [2001 - $1,775,972]                                     6,085,960        7,331,868
Prepaid expenses and deposits                                            879,175          345,582
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                  14,359,792       14,652,702
--------------------------------------------------------------------------------------------------
Restricted cash [note 15]                                                856,534               --
Capital assets, net [note 6]                                           1,379,834        1,535,065
Goodwill                                                                 469,828          469,828
Intangible assets, net [note 7]                                          142,402          957,886
--------------------------------------------------------------------------------------------------
                                                                      17,208,390       17,615,481
==================================================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
LIABILITIES NOT SUBJECT TO COMPROMISE
CURRENT
Accounts payable and accrued liabilities                               3,648,788        1,671,561
Current portion of obligations under capital leases [note 13[b]]         126,600          218,390
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES NOT SUBJECT TO COMPROMISE                    3,775,388        1,889,951
Current liabilities subject to compromise [note 8]                    32,627,785       31,543,310
Obligations under capital leases [note 13[b]]                                 --          127,820
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     36,403,173       33,561,081
--------------------------------------------------------------------------------------------------
Commitments and contingencies [notes 13 and 15]

SHAREHOLDERS' DEFICIENCY
Capital stock [note 9]
   Authorized
     100,000,000 common shares
     100,000,000 preferred shares
   Issued and outstanding
     52,574,459 common shares                                       80,846,320         80,846,320
Contributed surplus [note 10]                                        4,434,549                 --
Deficit                                                           (105,454,613)       (97,630,903)
Cumulative translation account                                         978,961            838,983
--------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' DEFICIENCY                                     (19,194,783)       (15,945,600)
--------------------------------------------------------------------------------------------------
                                                                    17,208,390         17,615,481
==================================================================================================


See accompanying notes

On behalf of the Board:

                      Signed by                                   Signed by

                   Robert Bechard                           James S. Trotman, MD

      Director, Chairman of the Audit Committee            Chairman of the Board

GENSCI REGENERATION SCIENCES INC.

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              [in Canadian dollars]

                                                                 YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------------
                                                      2002               2001             2000
                                                        $                 $                 $
---------------------------------------------------------------------------------------------------
REVENUES                                            34,481,612        40,444,833       45,827,426
---------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                       11,743,981        15,870,114       14,144,268
Marketing, general and administrative               19,091,593        31,281,351       30,174,661
Research and development                             3,406,232         4,187,176        2,744,708
---------------------------------------------------------------------------------------------------
                                                    34,241,806        51,338,641       47,063,637
---------------------------------------------------------------------------------------------------
Income (loss) before the following                     239,806       (10,893,808)      (1,236,211)

Interest income                                         30,940           205,909          538,065
Interest expense                                       (44,119)          (16,493)              --
Amortization                                          (959,819)       (1,089,598)      (1,381,968)
Reorganization costs [note 8]                       (1,356,428)               --               --
Write-down of intangible assets [note 7]              (457,955)       (1,470,578)              --
Reserve for litigation verdict [note 15]            (1,705,265)      (23,098,189)              --
---------------------------------------------------------------------------------------------------
Loss from continuing operations                     (4,252,840)      (36,362,757)      (2,080,114)
Gain (loss) from discontinued operations [note 11]     415,000          (596,928)      (4,928,623)
---------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                               (3,837,840)      (36,959,685)      (7,008,737)

Deficit, beginning of year                         (97,630,903)      (60,671,218)     (53,662,481)
---------------------------------------------------------------------------------------------------
Adjustment for change in
   accounting policy [note 4[b]]                    (3,985,870)               --               --
---------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                              (105,454,613)      (97,630,903)     (60,671,218)
===================================================================================================

BASIC AND DILUTED LOSS PER SHARE
From continuing operations                               (0.08)           (0.69)            (0.04)
From discontinued operations                              0.01            (0.01)            (0.11)
---------------------------------------------------------------------------------------------------
NET LOSS PER SHARE                                       (0.07)           (0.70)            (0.15)
===================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                                      52,574,459        52,574,459       47,443,142
===================================================================================================


See accompanying notes

GENSCI REGENERATION SCIENCES INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              [in Canadian dollars]

                                                                 YEARS ENDED DECEMBER 31,
                                                    ----------------------------------------------
                                                        2002             2001             2000
                                                         $                 $                $
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss from continuing operations                     (4,252,840)      (36,362,757)      (2,080,114)
Add (deduct) items not involving cash
   Amortization                                        959,819         1,089,598        1,381,968
   Write-down of intangible assets                     457,955         1,470,578               --
   Stock-based compensation                            448,679                --               --
   Other                                                34,130            17,047           (1,309)
   Accrued litigation claim                          1,705,265        23,098,189               --
--------------------------------------------------------------------------------------------------
                                                      (646,992)      (10,687,345)        (699,455)
Net change in non-cash working capital balances related
   to continuing operations [note 16]                3,411,094         2,048,898       (4,809,756)
--------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES      2,764,102        (8,638,447)      (5,509,211)
--------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Restricted cash                                       (848,674)               --               --
Purchase of short-term investments                     (90,000)               --          (16,000)
Sale of short-term investments                              --           516,000               --
Purchase of capital assets                            (501,230)         (313,083)      (1,167,943)
Acquisition of technology                                   --                --         (384,000)
--------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES     (1,439,904)          202,917       (1,567,943)
--------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of common shares, net                              --                --       13,970,523
Proceeds from capital lease financing                       --           373,267               --
Repayment of capital lease debt                       (215,801)          (30,166)              --
Proceeds from line of credit                                --         1,448,845               --
Repayment of line of credit                                 --        (1,448,845)              --
Costs of financing                                          --                --         (271,931)
--------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       (215,801)          343,101       13,698,592
--------------------------------------------------------------------------------------------------

Foreign exchange gain (loss) on cash held in
   foreign currency                                    (59,948)          (12,920)           1,674
--------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH FROM
Continuing operations                                1,048,449        (8,105,349)       6,623,112
Discontinued operations [note 11]                    1,140,000          (707,889)      (1,356,505)
--------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   DURING THE YEAR                                   2,188,449        (8,813,238)       5,266,607
Cash and cash equivalents, beginning of year         1,094,387         9,907,625        4,641,018
--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR               3,282,836         1,094,387        9,907,625
==================================================================================================

See accompanying notes

GENSCI REGENERATION SCIENCES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [in Canadian dollars, except where otherwise noted]
                                December 31, 2002

1. NATURE OF BUSINESS

GenSci Regeneration Sciences Inc. ["GenSci" or collectively with one or more of its subsidiaries, the "Company"] is a publicly traded company whose shares are listed on the Toronto Stock Exchange ["TSX" -GNS] and trade over the counter in the United States. Corporate headquarters are located in Toronto, Canada with subsidiaries based in Irvine, California and Montreal, Canada.

The Company provides surgeons with biologically-based products for bone repair and regeneration. Through its subsidiaries, the Company develops, manufactures and markets its products for orthopedics, neurosurgery and oral maxillofacial surgery. The Company is focused on increasing the efficacy and safety of orthobiologic materials and developing innovative products to promote the body's natural ability to repair and regenerate musculoskeletal tissue.

2. BANKRUPTCY PROCEEDINGS, GOING CONCERN AND SUBSEQUENT EVENTS

On December 20, 2001 [the "Petition Date"], GenSci and its U.S. subsidiary, GenSci OrthoBiologics, Inc. ["GenSci OrthoBiologics"] collectively referred to as the "Debtors", voluntarily filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code ["Chapter 11"] in the U.S. Bankruptcy Court Central District of California, Santa Ana Division [the "Bankruptcy Court"]. The Debtors elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 15.

The Debtors are presently operating their businesses under bankruptcy protection as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated. Substantially all the assets and liabilities of the Company are involved in the Bankruptcy proceedings.

Under the provisions of Chapter 11, the Company is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. The Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The submitted plan proposes the following treatment:

     (a) Shareholders shall retain their interests in the Debtors and are unimpaired.

     (b) Allowed Secured Claims in the amount of U.S.$28,976 shall be paid under their original terms in the ordinary course of business.

     (c) Allowed Priority Claims in the amount of U.S.$98,832 are to be paid in deferred cash payments in equal semi-annual installments over a period not exceeding six years, plus simple interest, at the Federal Judgment Rate, from a date selected by the Debtors that is no later than sixty
          (60) days after the date of confirmation of the Plan of Reorganization by the Bankruptcy Court [the "Effective Date"] on the unpaid balance.

     (d)  All  Claim(s)  of  Osteotech  Inc.  ["Osteotech"]  in  the  amount  of
          U.S.$7,500,000 are covered by the proposed, and not yet finalized, Settlement Agreement which calls for payment of U.S.$7.5 million of which Osteotech will receive an initial payment of $1 million on, or about, the Effective Date of the Company's Plan of Reorganization, and the remaining U.S.$6.5 million will be paid in twenty consecutive quarterly payments of U.S.$325,000 per quarter plus simple interest payable at the Federal Judgment Rate, capped for purposes of future interest payments at 3% per annum. The U.S.$6.5 shall be secured as follows: the first U.S.$5 million in quarterly payments shall be secured by a letter of credit or other security and the last U.S.$1.5 million will be secured by a junior lien on the assets of

          GenSci  OrthoBiologics,   subordinated  to  liens  granted  by  GenSci
          OrthoBiologics   to  secure   indebtedness   from  commercial   and/or
          institutional lenders [see note 15].

     (e) Administrative Convenience Class [Allowed Unsecured Claims of U.S.$6,000 or less] in the amount of U.S.$110,009 shall be entitled to a distribution of one hundred percent [100%] of their respective Allowed Claims, within 120 days after the Effective Date with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date.

     (f) Allowed Unsecured Claims of unsecured creditors in the amount of U.S.$6,694,784 have been given two options:

     Option A: Creditors shall be entitled to a distribution of one hundred percent [100%] of their respective Allowed Claims, with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Distribution shall be in twenty [20] equal quarterly installments payable over five [5] years commencing on the later [i] of the 60th day after the Effective Date or [ii] if such Claim is Disputed, such quarterly installments referenced above shall commence on the tenth [10th] Business Day after the entry of a Final Order allowing the Claim, or [iii] such other time or times as may be agreed to by the holder of such Claim and the Debtors. Debtors shall retain any and all rights to object to such claims, and/or to assert any setoff or counter claim thereto. A 10% per annum discount [not to exceed a 20% total discount] will apply to distributions paid off in full at the sole discretion of the Debtors.

     Option B: Creditors shall have their claim fixed at a distribution amount proposed by the Company [the "proposed distribution amount"] set forth for each unsecured claim with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Debtors shall waive and release any right to object to their "proposed distribution amount", or to assert any setoff thereto. A creditor selecting Payment Option B shall be entitled to a distribution of the "proposed distribution amount" in eight [8] equal quarterly installments payable over two [2] years commencing on the 60th or 120th day after the Effective Date. The total amount proposed by the Company for all claims in this category is U.S.$2,194,248.

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although the Company has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that the Company will successfully receive Court approval and meet other conditions necessary to emerge from bankruptcy. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $19,194,783 as at December 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, confirmation of the Plan of Reorganization, emergence from bankruptcy, achieving and maintaining profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

3. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"] and are stated in Canadian dollars. These principles are also in conformity in all material respects with United States generally accepted accounting principles ["U.S. GAAP"] except as described in note 18 to the consolidated financial statements. The most significant accounting policies are as follows:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of GenSci and its wholly-owned subsidiaries, GenSci Orthobiologics, a U.S. company, and Osteopharm Inc., a Canadian company, until disposed of on

December 15, 2002, and GenSci OCF Inc. ["GenSci OCF"], which is 60% [2001 - 60%] owned by the Company.

All significant intercompany balances and transactions, including profits in inventories, have been eliminated upon consolidation.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents consist of all bank accounts and highly liquid investments with original maturities of less than ninety days at the time of purchase.

Short-term investments are temporary investments with original maturities greater than ninety days at the time of purchase.

PROCESSING COSTS AND INVENTORY

Processing costs relate to the processing of human tissue. Inventory consists of packaging supplies. Processing costs and inventory are recorded at the lower of average cost and estimated net realizable value.

CAPITAL ASSETS

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis designed to amortize the cost of the assets over their estimated useful lives as follows:

Laboratory machinery and equipment               5 years
Leasehold improvements                           over the term of the lease
Computer equipment                               3 to 5 years
Office equipment                                 3 to 5 years

Assets under construction are not amortized until put into use.

GOODWILL AND INTANGIBLE ASSETS

Effective  January 1, 2002,  the  Company  adopted  The  Canadian  Institute  of
Chartered Accountants Handbook Section 3062 - Goodwill and Other Intangible Assets ["Section 3062"], see note 4 [a].

Goodwill represents the excess of the consideration paid over the fair market value of the identifiable net assets acquired at the dates of acquisition of GenSci's subsidiaries. The Company performs an annual impairment test to ascertain whether or not a decline in the carrying value of any recorded goodwill balances should be recognized. The Company compares the carrying values of its reporting units to their fair values. If the carrying value exceeds the fair value for any of its reporting units, the goodwill of the reporting unit is potentially impaired. In order to determine if such potential impairment exists, the Company compares the carrying amount of goodwill of the reporting unit to its implied fair value. If the implied fair value of goodwill is less than the carrying value the Company recognizes an impairment loss equal to the difference. Such an impairment loss would be charged to earnings.

Intangible assets include patents and technology costs which are recorded at cost less accumulated amortization.

The cost of patents is amortized on a straight-line basis over a period of between fifteen to seventeen years.

Technology represents consideration paid for purchased technology pursuant to acquisitions and acquisitions of licenses to use technology. Such costs are amortized on a straight-line basis over the estimated useful lives of the assets over a period of between three and fifteen years.

The Company continually evaluates on an ongoing basis the carrying value of all intangibles for potential permanent impairment by comparing the carrying value of these intangible assets to the estimated undiscounted future net cash flows to be generated by the related asset. If impairment exists, a provision for the difference between the carrying value and estimated undiscounted cash flows to be generated by the related assets is recorded through earnings in the year that such impairment became evident.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a project meets generally accepted accounting criteria for deferral and amortization. Deferred development costs include direct materials, labour and overhead expenses. Deferred development costs are amortized on a straight-line basis over five years. No development costs were deferred as at December 31, 2002 and 2001.

REVENUE RECOGNITION

The Company derives revenue from the sale of products used in surgery. Revenue from product sales is recognized when title to the products has passed and there has been a transfer of significant risks and rewards of ownership, which is generally at the time products are delivered to the Company's customers.

FOREIGN CURRENCY TRANSLATION

GenSci's U.S. subsidiary is considered a self-sustaining foreign operation and its accounts are translated using the current rate method. Under this method, the assets and liabilities are translated at the rates of exchange in effect at the consolidated balance sheet dates. Revenue and expenses are translated at the average exchange rate during the year. Unrealized gains and losses arising on translation are charged to the cumulative translation account, a separate component of shareholders' deficiency.

The Company's monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rates of exchange in effect at the consolidated balance sheet dates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Exchange gains or losses resulting from translation are included in net loss for the year.

INCOME TAXES

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 3870 - Stock-Based Compensation and Other Stock-Based Payments ["Section 3870"], see note 4 [b].

The Company has a stock option plan, which is described in note 9[d]. Under the Company's stock option plan, all stock options granted can be exercised as stock appreciation rights. The Company accounts for its employee, director and consultant grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation.

Compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, will be credited to common share capital. The Company estimates the fair value of a stock option using the Black-Scholes option pricing model.

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted valuation models were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

LOSS PER SHARE

Basic loss per share has been determined by dividing net loss [the numerator] by the weighted average number of common shares outstanding [the denominator] during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method. The computation of diluted loss per share does not include stock options and warrants with dilutive potential that would have an anti-dilutive effect on loss per share. Therefore stock options and share purchase warrants are excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

4. CHANGES IN ACCOUNTING POLICIES

[A] GOODWILL AND INTANGIBLE ASSETS

Effective  January 1, 2002,  the Company has adopted The  Canadian  Institute of
Chartered   Accountants  issued  Handbook  Section  3062,  "Goodwill  and  Other
Intangible Assets" [" Section 3062"].

Previously, goodwill was amortized on a straight-line basis over the estimated useful life of the asset over a period of seven years. In addition, the Company would evaluate on an ongoing basis the carrying value of goodwill for potential permanent impairment by comparing the carrying value of goodwill to the estimated related undiscounted future net cash flows. Any permanent impairment in the value of goodwill was written off against earnings in the year that such impairment became evident.

Section 3062 changed the accounting for goodwill and intangible assets with an indefinite life from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, and amortization of intangibles with an indefinite life, ceased upon adoption of Section 3062. Upon adoption of Section 3062, the Company determined that it has no intangible assets of indefinite life. As of January 1, 2002, entities are required to perform a transitional test to ascertain whether or not they should recognize a decline in the carrying value of any recorded goodwill balances as at that date. Impairment tests are required to be re-performed on at least an annual basis and any subsequent impairment provisions would be charged to income.

The Company completed a transitional impairment test to identify if there was potential impairment to the goodwill as at January 1, 2002. To determine the amount of the impairment at January 1, 2002, the Company used the fair value methodology based on budget information to generate representative values of the future cash flows attributable to its reporting unit. This differs from the undiscounted cash flow methodology utilized by the Company to assess recoverability of goodwill in prior years. The Company determined that no impairment in the value of goodwill has occurred.

The Company has selected December 31 as the date it will perform its annual impairment test, and has determined that there was no impairment of goodwill as at December 31, 2002.

As required under Section 3062, this change was adopted January 1, 2002 with no restatement of prior period amounts.

The following outlines the net loss and basic and diluted loss per share impact that these changes would have had on the year of initial application and prior years ended December 31:

                                                        2002             2001             2000
                                                         $                $                 $
----------------------------------------------------------------------------------------------------

Reported net loss                                   (3,837,840)      (36,959,685)      (7,008,737)
Amortization of goodwill                                    --            81,082          121,418
Related income tax effect                                   --                --               --
----------------------------------------------------------------------------------------------------
ADJUSTED NET LOSS                                   (3,837,840)      (36,878,603)      (6,887,319)
====================================================================================================

ADJUSTED BASIC AND DILUTED LOSS PER SHARE                (0.07)           (0.70)            (0.15)
====================================================================================================


[B] STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION

Effective  January 1, 2002,  the Company has adopted The  Canadian  Institute of
Chartered Accountants issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ["Section 3870"].

Previously, no compensation expense was recognized for stock options and stock appreciation rights issued to employees, directors and consultants.

Section 3870 requires entities to measure stock appreciation rights that call for settlement by the issuance of equity instruments and present them as equity. Under the Company's stock option plan, described in note 9[d], all stock options granted can be exercised as stock appreciation rights. As permitted under
Section 3870, the Company elected to measure and recognize stock appreciation rights based on the fair value of the equity instrument. Accordingly, compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, will be credited to common share capital. The Company estimates the fair value of a stock option using the Black-Scholes option pricing model.

The impact of this change in accounting policy is detailed below:

Section 3870, requires that the cumulative amount relating to stock appreciation rights outstanding at the beginning of the fiscal year of adoption be charged to the opening retained earnings for that fiscal year, without restatement of prior periods presented. Accordingly, the Company charged $3,985,870 to the deficit at January 1, 2002 and an increase in contributed surplus of $3,985,870.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued prior to January 1, 2002 were as follows: risk free interest rate of 4.72%, expected dividend yield of nil, expected volatility of 0.93 and expected option life of 4.87 years.

Other  effects  of  the  change  in  accounting   policy  were  an  increase  in
compensation expense, contributed surplus and net loss for the year of $448,679 and an increase in loss per share of $0.01.

5. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents include $2,976,708 [2001 - $917,807] denominated in U.S. dollars.

Short-term investments are comprised of $90,000 [2001 - nil] invested in a Guaranteed Investment Certificate ["GIC"]. This GIC earns interest at 2.25% per annum and matures in October 2003.

During 2001, GenSci Orthobiologics arranged a line of credit in the form of an accounts receivable factoring facility permitting the subsidiary to transfer its accounts receivable to its bank within specified limits, with a maximum amount available of U.S. $1 million. The line was secured by a general security agreement and a floating charge on certain assets of the Company. The interest rate associated with this line was 18% per annum. During 2001, the Company utilized the line of credit, however, prior to the filing for Chapter 11, the line of credit was closed and paid off in full.

6. CAPITAL ASSETS

Capital assets consist of the following:

                                                                          2002               2001
                                                                            $                  $
---------------------------------------------------------------------------------------------------
COST
Laboratory machinery and equipment                                     1,438,797        1,301,566
Leasehold improvements                                                   392,294          357,633
Computer equipment                                                       967,157          945,291
Office equipment                                                         228,450          228,731
Assets under construction                                                275,752           29,204
---------------------------------------------------------------------------------------------------
                                                                       3,302,450        2,862,425
---------------------------------------------------------------------------------------------------
ACCUMULATED AMORTIZATION
Laboratory machinery and equipment                                       753,911          539,159
Leasehold improvements                                                   269,433          189,581
Computer equipment                                                       727,721          465,424
Office equipment                                                         171,551          133,196
---------------------------------------------------------------------------------------------------
                                                                       1,922,616        1,327,360
---------------------------------------------------------------------------------------------------
NET BOOK VALUE                                                         1,379,834        1,535,065
===================================================================================================


The Company has pledged $422,667 of laboratory machinery and equipment as collateral under the terms of capital leases, with a cost of $631,703 [2001 - $637,790] and related accumulated amortization of $209,036 [2001 - $50,967].

7. INTANGIBLE ASSETS

Amortized intangible assets consist of the following:

                                                     2002                             2001
                                            ----------------------         ------------------------
                                                       ACCUMULATED                     ACCUMULATED
                                           COST        AMORTIZATION        COST        AMORTIZATION
                                             $              $                $                $
--------------------------------------------------------------------------------------------------

Patent costs                             1,752,388       1,609,986       1,759,815      1,223,507
Technology costs                         4,690,791       4,690,791       6,080,791      5,659,213
--------------------------------------------------------------------------------------------------
                                         6,443,179       6,300,777       7,840,606      6,882,720
Less accumulated amortization            6,300,777                       6,882,720
--------------------------------------------------------------------------------------------------
NET BOOK VALUE                             142,402                         957,886
--------------------------------------------------------------------------------------------------


[a] Patent costs include $175,000 of patent costs related to a craniofacial small bone fixation system. During 2002, the Company abandoned plans to develop a medical product related to this patent. Accordingly, the unamortized balance of this patent cost of $142,402 has suffered impairment in value and was written off in 2002.

[b] On July 2, 1998, the Company amended the terms of a royalty agreement in respect of certain of the Company's products. In return for amending the royalty rate on sales of certain of the Company's products from 5% to 2.5%, retroactive to January 1, 1998, the Company agreed to issue 250,000 common shares. The Company recorded as technology an amount of $572,500 in respect of the 250,000 common shares determined using the trading price of the Company's common shares at the time of the agreement. These common shares were issued in 1999. In addition, the Company granted 250,000 common share purchase warrants exercisable into 250,000 common shares with an exercise price of $1.89 per share until December 9, 2003, and granted 250,000 common share options on December 9, 1999, which are exercisable for a period of five years at an exercise price of $1.00 per share, the market value of the Company's common shares at that date. Due to the discontinuation of certain products, the remaining unamortized balance of $315,553 was determined to have suffered an impairment and was written off in 2002.

[c] On July 9, 1998, the Company was granted an option, which it exercised on March 15, 1999, to acquire an exclusive license for certain patents and patent applications from McGill University ["McGill"]. The consideration for the option was a payment of $200,000 and the issuance of 500,000 common shares of the Company. The payment was made and the shares were issued during 1999. In 1999, the Company recorded as technology an amount of $1,390,000 in respect of the 500,000 common shares, determined using the trading price of the Company's common shares at the time of the agreement and $200,000 representing the cash obligation. During 2001, the Company determined that the unamortized balance of the McGill capitalized technology of $1,076,178 had suffered an impairment in value due to the Chapter 11 proceedings and the Company plans to focus its current resources on near-to-market opportunities. Accordingly, the unamortized balance of $1,076,178 was written off in 2001. In 2002, the Company lost the right to license this technology. Accordingly the cost and related accumulated depreciation of $1,390,000 were removed from the records.

[d] During 2000, the Company capitalized $384,000 in technology costs paid to a third party to develop a new medical product. During 2001, the Company had not commercialized the medical product and, therefore, fully expensed the costs during fiscal 2001.

The remaining weighted average amortization period for patents is 14 years.

The amortization expense for the year ended December 31, 2002 was $331,338. The estimated amortization expense for the next five years and thereafter is approximately as follows:

                                                                                               $
---------------------------------------------------------------------------------------------------
     2003                                                                                  10,294
     2004                                                                                  10,294
     2005                                                                                  10,294
     2006                                                                                  10,294
     2007 and thereafter                                                                  101,226
---------------------------------------------------------------------------------------------------
                                                                                          142,402
===================================================================================================

8. LIABILITIES SUBJECT TO COMPROMISE

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by affected parties. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date was May 13, 2002, which was the last date by which claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Under the U.S. Bankruptcy Code, the Debtors may elect to assume or reject unexpired leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to U.S. Bankruptcy Court approval including those described in note 13. Liabilities related to executory contracts assumed by the Debtors are recorded as liabilities not subject to compromise because they are entitled to administrative priority. If a contract or lease is rejected, liabilities thereunder are deemed to be pre-Petition Date, general unsecured claims and are subject to the payment terms in a confirmed Chapter 11 plan. Claims for damages resulting from the rejection, after May 13, 2002, of executory contracts will be subject to separate bar dates. The Debtors have reviewed all executory contracts for assumption or rejection.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors.

Litigation claims against GenSci and GenSci OrthoBiologics as of December 20, 2001 and any additional liabilities related thereto will be subject to compromise. The principal categories of obligations classified as liabilities subject to compromise under the reorganization proceedings are as follows:


                                                                          2002               2001
                                                                            $                  $
---------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities                               7,817,552        8,222,572
Accrued post-petition litigation claim [note 15]                       1,712,044               --
Accrued litigation claim [note 15]                                    23,098,189       23,320,738
---------------------------------------------------------------------------------------------------
                                                                      32,627,785       31,543,310
---------------------------------------------------------------------------------------------------

As a result of the Chapter 11 filing, no payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan of reorganization providing for the repayment terms has been submitted to any required vote and approval of affected parties, has been confirmed by the Bankruptcy Courts and has become effective.

Reorganization costs were $1,356,428 [2001 - nil; 2000 - nil] and were comprised of the Company's legal costs related to Chapter 11, legal costs of the Creditors Committee and administrative fees payable to the U.S. Trustee' Office.

9. CAPITAL STOCK

[A] AUTHORIZED

     100,000,000 common shares without par value.
     100,000,000 preferred shares.

     The preferred shares are non-voting, issuable in series, having such specific dividend, redemption and other rights as may be determined by the Board of Directors at the time of the creation of the series. The preferred shares shall have priority over the holders of the common shares with respect to the payment of dividends and distribution of assets on the dissolution, liquidation or wind-up of the Company. Subject to special rights and restrictions attached to a particular series, the preferred shares are redeemable and retractable and may be purchased for cancellation by the Company.

[B] ISSUED AND OUTSTANDING - COMMON SHARES

                                                                            #                  $
------------------------------------------------------------------------------------------------------------

     BALANCE, DECEMBER 31, 1999                                       42,136,864       67,147,728
     Pursuant to stock appreciation rights                                39,964               --
     Pursuant to exercise of Special warrants, net [note 9[c]]        10,344,828       13,603,069
     For cash
       Pursuant to exercise of stock options                              52,803           95,523
------------------------------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2000, 2001 AND 2002                        52,574,459       80,846,320
------------------------------------------------------------------------------------------------------------


[C] SPECIAL WARRANTS

     Pursuant to an Agency Agreement dated February 25, 2000, the Company completed a private placement of 10,344,828 Special warrants at $1.45 each, for gross proceeds of $15,000,000. Each Special warrant was exercisable at no additional cost into one common share. The agents were granted 517,241 agents' warrants to purchase one common share at a price of $1.60 per common share which expired, unexercised, on February 26, 2001.

     On March 1, 2000, the Company received $2,625,000 representing 25% of the gross proceeds, net of agents' fees of $1,050,000 and agent's legal costs of $75,000. On June 29, 2000, having satisfied the conditions on which the net proceeds of the Special warrants would be released from escrow, the proceeds of $11,250,000 plus accrued interest were released to the Company. The difference between the total net proceeds of $13,875,000, which were released to the Company, and the $13,603,069 recorded as Special warrants represents additional expenses of the offering. On June 29, 2000, the 10,344,828 Special warrants were exchanged for 10,344,828 common shares of the Company.

 [D] STOCK OPTIONS

     [i] On May 9, 1997, the shareholders approved a stock option plan [the "1997 Plan"] for employees, directors and consultants. Under the 1997 Plan, as amended, the Company may grant options for up to 4,100,000 common shares. During 2000, the shareholders approved an additional 1,200,000 common shares to be reserved for issuance, bringing the total to 5,300,000 common shares. The exercise price is determined by the Board of Directors, with such price not to be lower than the market price on the date of grant. An option's maximum term under the 1997 Plan is 10 years. Vesting of options is determined by the Board of Directors, and is one-third at the time of grant, and one-third at each of the first and second anniversary of the grant date for options currently outstanding. The 1997 Plan also provides for the grant of stock appreciation rights, which allow the holder to receive, in stock, the difference between the exercise price and the fair value of the stock at the date of exercise. The stock appreciation right is not separate from the underlying stock option originally granted and is only an alternate method of exercising the stock option.

          At the Annual Shareholders Meeting of the Company on June 28, 2002, the 1997 Plan was amended whereby the exercise price of certain outstanding stock options issued under the 1997 Plan for which the current exercise price exceeded $0.40 was reduced to an exercise price of $0.40. Pursuant to Section 3870, incremental compensation expense in the amount of $171,080 was recognized as compensation expense in fiscal 2002 related to this repricing. As at December 31, 2002, 625,882 options remain available for grant under the 1997 Plan.

     [ii] A summary of the status of the 1997 Plan as at December 31, 2002 and the changes during the years ended on those dates is presented below:


                                                                                          WEIGHTED
                                                                                           AVERAGE
                                                                        NUMBER         EXERCISE PRICE
                                                                      OUTSTANDING         PER SHARE
                                                                           #                  $
-------------------------------------------------------------------------------------------------------
         OPTIONS OUTSTANDING, DECEMBER 31, 1999                        4,095,666             1.76
         Granted                                                       1,017,500             1.12
         Exercised                                                       (76,033)            1.82
         Forfeited                                                      (150,633)            1.92
-------------------------------------------------------------------------------------------------------
         OPTIONS OUTSTANDING, DECEMBER 31, 2000                        4,886,500             1.62
         Granted                                                         710,000             0.44
         Forfeited                                                      (920,500)            1.61
-------------------------------------------------------------------------------------------------------
         OPTIONS OUTSTANDING, DECEMBER 31, 2001                        4,676,000             1.44
         Granted                                                       1,165,250             0.40
         Repriced - former price                                      (3,103,250)           (1.61)
         Repriced - amended price                                      3,103,250             0.40
         Expired                                                        (956,250)            1.44
         Forfeited                                                      (437,250)            0.40
-------------------------------------------------------------------------------------------------------
         OPTIONS OUTSTANDING, DECEMBER 31, 2002                        4,447,750             0.40
=======================================================================================================


         The compensation expense related to the 1997 Plan for the year amounted to $277,599 of which $94,305 related to options granted during the year that was measured using the fair value of the options at the grant dates. The fair value of the options granted was estimated at the date of the grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued during 2002 were as follows: risk free interest rate of 3.91%, expected dividend yield of nil, expected volatility of 1.15, and expected option life of
         5.11 years.

     The weighted average fair value of options granted during the year was $0.17 per option.

     The following table summarizes information with respect to the 1997 Plan stock options outstanding at December 31, 2002:

                                       OPTIONS OUTSTANDING
                            -----------------------------------------
                                             WEIGHTED        WEIGHTED       OPTIONS EXERCISABLE
                                              AVERAGE        AVERAGE       ----------------------
          EXERCISE            NUMBER         REMAINING      EXERCISE         NUMBER      EXERCISE
            PRICES          OUTSTANDING        LIFE           PRICE        EXERCISABLE     PRICE
               $                 #            [years]           $               #            $
---------------------------------------------------------------------------------------------------
             0.40            4,447,750         6.04           0.40         3,449,753         0.40
---------------------------------------------------------------------------------------------------


[E] WARRANTS

A summary of the status of the Company's share purchase warrants as at December 31, 2002 and changes during the years ended on those dates is presented below:


                                                                                           WEIGHTED
                                                                                            AVERAGE
PURCHASE WARRANTS                                                                       EXERCISE PRICE
                                                                        #                      $
------------------------------------------------------------------------------------------------------
WARRANTS OUTSTANDING, DECEMBER 31, 1999                             11,333,332               2.93
Warrants issued [note 9[c]]                                            517,241               1.60
Warrants expired                                                    (9,433,332)              3.00
------------------------------------------------------------------------------------------------------
WARRANTS OUTSTANDING, DECEMBER 31, 2000                              2,417,241               2.61
Warrants issued [i]                                                    125,000               0.30
------------------------------------------------------------------------------------------------------
Warrants expired                                                    (2,167,241)              2.53
WARRANTS OUTSTANDING, DECEMBER 31, 2001 AND 2002                       375,000               1.36
------------------------------------------------------------------------------------------------------


[i] As part of the separation agreement with a former executive, the Company converted 722,500 options granted under the 1997 Plan into 125,000 warrants with an exercise price of $0.30 and a term of two years.

The following table summarizes information relating to the share purchase warrants outstanding and exercisable as at December 31, 2002:

                                                                                         WEIGHTED
                                                                                          AVERAGE
  EXERCISE                                                     NUMBER                    REMAINING
   PRICE                                                     OUTSTANDING                   LIFE
      $                                                           #                       [years]
---------------------------------------------------------------------------------------------------

1.89                                                            250,000                      0.94
0.30                                                            125,000                      0.60
---------------------------------------------------------------------------------------------------
                                                                375,000                      0.83
---------------------------------------------------------------------------------------------------

10. CONTRIBUTED SURPLUS

Contributed surplus consists of the following:

                                                                          2002               2001
                                                                            $                  $
---------------------------------------------------------------------------------------------------

BALANCE, BEGINNING OF YEAR                                               --                    --
Cumulative amount related to the fair value of stock
   options outstanding at the beginning of the year [note 4[b]]   3,985,870                    --
Incremental repricing compensation expense [note 9[d]]              171,080                    --
Compensation expense of stock options
                                                                                               --
   vested during the year [note 9[d]]                               277,599                    --
                                                                                               --
BALANCE, END OF YEAR                                              4,434,549                    --
                                                                                               --

11. DISCONTINUED OPERATIONS

Effective September 1, 1999, the Company established Osteopharm Inc. as a 100% owned subsidiary in order to seek third party investment for the anabolic peptide technology acquired with the purchase of Osteopharm Limited, which is focused on the diagnosis and prevention or treatment of osteoporosis.

The Company assesses the carrying value of its patent and technology costs on an ongoing basis. As a result of the Company's decision to seek alternate funding for certain of its peptide technologies, management had determined that the prior carrying value of these technologies should be adjusted to reflect estimated market values. During 1999, the Company reduced the value of technology costs by $10,000,000 to reflect the value based on negotiations at that time. Subsequent negotiations during 2000 required that the Company further reduce the carrying value of the technology and patent costs related to the peptide technology by $2,795,094 and $504,906, respectively.

On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party for a total consideration of $1,440,000. At December 31, 2001, the Company provided an allowance for the balance of $540,000 due to uncertainty relating to ultimate collection, and the balance of $900,000 were included as other receivables.

During 2002, the Company received $1,140,000 and in 2003 the Company received a final payment of $175,000, which in aggregate exceeded the initial estimated of recoverability of $900,000 and accordingly a gain of $415,000 was recorded as a gain on disposal of discontinued operations in 2002.

The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

The revenues, operating loss and loss from discontinuance, net of income taxes, are as follows:

                                                          2002              2001             2000
                                                            $                $                 $
---------------------------------------------------------------------------------------------------------
REVENUES                                                    --                --               --
---------------------------------------------------------------------------------------------------------
Loss from discontinued operations                           --        (1,260,468)      (4,928,623)
Income taxes                                                --                --               --
---------------------------------------------------------------------------------------------------------
                                                            --        (1,260,468)      (4,928,623)
---------------------------------------------------------------------------------------------------------
Gain on disposal of discontinued operations            415,000           663,540               --
Income taxes                                                --                --               --
---------------------------------------------------------------------------------------------------------
                                                       415,000           663,640               --
---------------------------------------------------------------------------------------------------------
TOTAL NET GAIN (LOSS) FROM DISCONTINUED
---------------------------------------------------------------------------------------------------------
   OPERATIONS                                          415,000          (596,928)      (4,928,623)
---------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents related to discontinued operations, which exclude the $175,000 received in 2003, consist of the following:

                                                          2002              2001             2000
                                                            $                $                 $
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Cash flow from (used in) operations                         --        (1,123,304)      (1,131,798)
Net change in non-cash working capital                      --           646,848          (25,316)
---------------------------------------------------------------------------------------------------------
                                                            --          (476,456)      (1,157,114)
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from sale of discontinued operations        1,140,000                --               --
Purchase of capital assets                                  --            (5,277)          (4,977)
Acquisition of patents                                      --          (208,159)        (194,414)
Acquisition of technology                                   --           (17,997)              --
---------------------------------------------------------------------------------------------------------
                                                     1,140,000          (231,433)        (199,391)
---------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH FROM
---------------------------------------------------------------------------------------------------------
   DISCONTINUED OPERATIONS                           1,140,000          (707,889)      (1,356,505)
---------------------------------------------------------------------------------------------------------

12. INCOME TAXES

At December 31, 2002, the GenSci's U.S. subsidiary had net operating loss carryforwards for U.S. federal income tax purposes of approximately U.S. $15.1 million, which expire as follows:

YEAR OF EXPIRY                                                  U.S.
                                                                 $
---------------------------------------------------------------------
 2009                                                      1,228,000
 2010                                                      1,474,000
 2011                                                      2,522,000
 2012                                                      2,232,000
 2018                                                        269,000
 2019                                                        619,000
 2020                                                          3,000
 2021                                                      6,089,000
 2022                                                        685,000
---------------------------------------------------------------------
                                                          15,121,000
=====================================================================

Further, utilization of these net operating losses may be subject to an annual limitation due to ownership change constraints set forth in Section 382 of the Internal Revenue Code of 1986 and similar state provisions.

At December 31, 2002, GenSci and its Canadian subsidiary have accumulated non-capital losses totaling approximately $8.9 million for Canadian federal income tax purposes and approximately $8.6 million for Ontario income tax purposes, which are available to offset future years' taxable income which expire as follows:

YEAR OF EXPIRY                                FEDERAL             ONTARIO
                                                 $                    $
-----------------------------------------------------------------------------

2003                                           1,569,005        1,724,616
2004                                             650,988          840,436
2005                                           2,742,308        3,141,882
2006                                           2,110,722        2,017,440
2007                                             711,961                -
2008                                             423,168          254,128
2009                                             670,067          670,067
-----------------------------------------------------------------------------
                                               8,878,219        8,648,569
-----------------------------------------------------------------------------

The Company also has approximately $5.5 million of Scientific Research and Experimental Development expenditures available to be carried forward indefinitely, investment tax credits of approximately $1 million that expire in varying amounts to 2010, and deductible temporary differences of approximately $3.9 million relating primarily to capital assets, cumulative eligible capital, and financing fees available to offset future years' taxable income. In addition, the Company has a capital loss carryforward of approximately $5.7 million.

The Company has provided a full valuation allowance against its future tax assets due to uncertainties surrounding their realization. No future tax asset related to the U.S. and Canadian losses and other tax balances has been recognized in the consolidated financial statements as the realization of the losses does not meet the more likely than not recognition criteria.

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities as at December 31, 2002 are presented below by jurisdiction:


                                                                    2002               2001
                                                                      $                  $
------------------------------------------------------------------------------------------------
CANADA
FUTURE TAX ASSETS
Non-capital loss carryforward                                    2,810,000        3,112,000
Capital loss carryforward                                        1,730,000                -
Scientific Research and Experimental Development Expense         1,679,000        1,776,000
Accounting depreciation in excess of tax depreciation            1,175,000        1,179,000
------------------------------------------------------------------------------------------------
Future tax assets before valuation allowance                     7,394,000        6,067,000
Less valuation allowance                                        (7,394,000)      (6,067,000)
------------------------------------------------------------------------------------------------
                                                                       --                  --
================================================================================================

                                                                    2002               2001
------------------------------------------------------------------------------------------------
                                                                   U.S. $             U.S. $

UNITED STATES
FUTURE TAX ASSETS
Non-operating loss carryforward                                  6,180,000        6,368,000
Section 267 deferred expenses                                      809,000        1,311,000
Reserve for litigation                                           6,791,000        5,856,000
Other                                                            1,007,000          871,000
------------------------------------------------------------------------------------------------
                                                                14,787,000       14,406,000
FUTURE TAX LIABILITIES
Future state taxes                                                 881,000          372,000
Tax depreciation in excess of book depreciation                    134,000          186,000
------------------------------------------------------------------------------------------------
                                                                 1,015,000          558,000
Net future tax asset before valuation allowance                 13,772,000       13,848,000
Less valuation allowance                                       (13,772,000)     (13,848,000)
------------------------------------------------------------------------------------------------
                                                                       --                --
================================================================================================

13. COMMITMENTS

[A] OPERATING LEASES

     As permitted under the U.S. Bankruptcy Code, effective January 31, 2002, the Company has terminated two operating leases for premises and included approximately $470,000 in the claims filed in the U.S. Bankruptcy Court. No accrual for this amount has been made in these consolidated financial statements, as management does not expect that the leasor will incur any losses in connection with these amounts.

     Future minimum annual lease payments, under non-cancellable operating leases expiring through 2006, are approximately as follows:

                                                                     $
--------------------------------------------------------------------------

     2003                                                       621,000
     2004                                                       234,000
     2005                                                        91,000
     2006                                                        70,000
--------------------------------------------------------------------------
                                                              1,016,000
--------------------------------------------------------------------------

     Total expense incurred under these operating leases for the year ended December 31, 2002 was $660,360 [2001 - $706,643; 2000 - $665,927].

     The Company has subleased certain facilities relating to these continuing lease obligations for total annual sublease rental income of approximately $15,500 in 2002 [2001 - $437,000; 2000 - nil].

     The Company had a bank deposit of $79,368 as at December 31, 2001 which was being held in escrow as collateral against an operating lease that terminated in 2002.

[B] CAPITAL LEASES

     During 2001, the Company entered into three capital leases for certain equipment. The future minimum annual payment under these capital leases is as follows:

                                                                        $
----------------------------------------------------------------------------

     2003                                                          135,283
----------------------------------------------------------------------------
                                                                   135,283
     Less amount representing interest at approximately 17%          8,683
----------------------------------------------------------------------------
                                                                   126,600
----------------------------------------------------------------------------
     Less current portion                                          126,600
----------------------------------------------------------------------------
                                                                         --
----------------------------------------------------------------------------

[C] ROYALTY AGREEMENTS

     In December 1999, the Company amended the terms with respect to a royalty agreement with an inventing scientist to limit the total royalty to U.S. $2,500,000. As at December 31, 2002, U.S. $838,186 [2001 - U.S. $838,186]
     has been paid against this commitment. Payments have not been made on this commitment while under Chapter 11.

14. SEGMENTED INFORMATION

The Company currently operates in a single segment, bioimplants. The bioimplants
segment  develops  and   manufactures   bone  graft  products  and  markets  and
distributes them to surgeons and hospitals for use in surgical procedures.

The biopharmaceuticals segment disclosed separately in prior years has been disposed of as described in note 11.

The Company has no individual customer whose accumulated sales represented more than ten percent of total sales during the current or prior years.

GEOGRAPHIC INFORMATION

The following information relates to geographic segments of the Company:

                                                          2002              2001             2000
                                                            $                $                 $
----------------------------------------------------------------------------------------------------

REVENUES BASED ON THE LOCATION OF THE CUSTOMER
Canada                                               1,912,944         2,149,761        2,917,286
United States                                       30,930,940        37,392,603       42,910,140
Other                                                1,637,728           902,469               --
----------------------------------------------------------------------------------------------------
                                                    34,481,612        40,444,833       45,827,426
----------------------------------------------------------------------------------------------------

                                                                          2002               2001
                                                                            $                  $
----------------------------------------------------------------------------------------------------

CAPITAL ASSETS AND INTANGIBLE ASSETS
Canada                                                                   197,404          750,650
United States                                                          1,324,832        1,742,301
----------------------------------------------------------------------------------------------------
                                                                       1,522,236        2,492,951
====================================================================================================

                                                                          2002               2001
                                                                            $                  $
----------------------------------------------------------------------------------------------------
GOODWILL
Canada                                                                   469,828          469,828
United States                                                               --                 --
----------------------------------------------------------------------------------------------------
                                                                         469,828          469,828
====================================================================================================

                                                          2002              2001             2000
                                                            $                $                 $
----------------------------------------------------------------------------------------------------

CAPITAL ASSETS ADDITIONS
Canada                                                  10,298            11,492            1,708
United States                                          490,932           301,591        1,166,235
----------------------------------------------------------------------------------------------------
                                                       501,230           313,083        1,167,943
====================================================================================================

                                                          2002              2001             2000
                                                            $                $                 $
----------------------------------------------------------------------------------------------------

AMORTIZATION OF CAPITAL ASSETS
Canada                                                  17,871            38,002          129,089
United States                                          610,610           398,160          304,688
----------------------------------------------------------------------------------------------------
                                                       628,481           436,162          433,777
----------------------------------------------------------------------------------------------------

                                                          2002              2001             2000
                                                            $                $                 $
----------------------------------------------------------------------------------------------------

AMORTIZATION OF INTANGIBLE ASSETS
Canada                                                 126,613           162,261          303,062
United States                                          204,725           410,093          523,711
----------------------------------------------------------------------------------------------------
                                                       331,338           572,354          826,773
====================================================================================================

                                                          2002              2001             2000
                                                            $                $                 $
----------------------------------------------------------------------------------------------------

WRITE-DOWN OF INTANGIBLE ASSETS
Canada                                                 457,955         1,470,578               --
United States                                               --                --               --
----------------------------------------------------------------------------------------------------
                                                       457,955         1,470,578               --
====================================================================================================

15. CONTINGENCIES AND LEGAL CLAIMS

GenSci and its subsidiary, GenSci OrthoBiologics [collectively, "the Company"] are involved in a patent infringement action in the United District Court for the Central District of California ["District Court"] entitled GenSci Regeneration Laboratories, Inc. v. Osteotech, Inc. (and related third-party actions), Case No. CV99-10111-MRP [the "Patent Action"].

This case involves claims by Osteotech that products sold under the DynaGraft(R) Gel and DynaGraft(R) Putty (DynaGraft Gel and Putty) brands allegedly infringe two patents owned by Osteotech. These products involve the use of demineralized bone matrix (DBM) material in a carrier to facilitate the regeneration and/or growth of damaged or diseased bone.

On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of U.S.$17,533,634 for infringement by DynaGraft Gel and Putty of two patents held by Osteotech. The damages include U.S.$12,423,248 for lost profits during 1997-1999 and royalties of U.S.$5,110,386 calculated at a royalty rate of 14% for the years 2001 and 2002. Payments of approximately U.S.$3,000,000 made by DePuy AccroMed Inc. in a prior settlement with Osteotech are expected to be deducted from the jury verdict, reducing the potential judgment to
U.S.$14,533,634. The Company has established a reserve in the amount of $23,320,738 as at December 31, 2001, representing the potential judgment of U.S.$14,533,634 and 14% of sales of DynaGraft Gel and Putty from December 1, 2001 to December 31, 2001.

As of the Petition Date, Osteotech had a pending motion in the District Court to permanently enjoin the Company's sales of the DynaGraft products, originally scheduled for hearing on December 21, 2001 [the "Motion For Permanent Injunction"]. The entry into Chapter 11 protection on December 20, 2001 resulted in an automatic stay of all prior legal proceedings.

Pursuant to motions by Osteotech and positions taken by the Company, on May 16, 2002, the Bankruptcy Court modified the automatic stay to permit the Patent
Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company could not be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a restricted cash account 14% of gross revenue from the allegedly infringing products. Although no absolute deadline for filing a plan has been established, the Company had to either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or in the alternative, GenSci was required to cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. Consistent with the Bankruptcy Court's May 17 Order, the Debtors no longer manufactured, marketed, distributed or sold the infringing products [DynaGraft Gel and Putty] after September 16, 2002.

During 2002, the Company accrued and expensed $1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $856,534 as at December 31, 2002.

Pursuant to the minute order entered on January 30, 2003, the District Court assigned the Patent Action and other related cases to another District Court Judge for "settlement proceedings". A formal settlement conference before the Settlement Judge was held on March 6, 2003. At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Debtors' bankruptcy proceeding and the Patent Action.

As a result of the conditional settlement, an Amended Plan of Reorganization and Amended Disclosure Statement were filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The settlement described above is contingent upon Bankruptcy Court approval. Terms of the settlement have been incorporated into the Amended Plan of Reorganization, which must be confirmed by the Bankruptcy Court to become effective.

The conditions related to the settlement are: [i] Osteotech receives a letter of credit or other security satisfactory to Osteotech of certain payments over time and [ii] GenSci receives a covenant from Osteotech not to sue GenSci in connection with its newly introduced products. With respect to the letter of credit or other security, GenSci will seek to obtain the security sought by Osteotech. However, there can be no assurance that GenSci will be able to obtain an appropriate security acceptable to Osteotech, in which event, the Debtors may enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. There can also be no assurance that the two sides can reach a settlement if GenSci is unable to obtain the security required. With respect to the covenant not to sue, Osteotech is in the process of evaluating GenSci's position that its new products do not infringe Osteotech's patents. There is no assurance that Osteotech will agree with GenSci's position. There can also be no assurance that, if a difference of opinion exists, the two sides can reach a settlement. In addition, there can be no assurance of the time frame required for the two sides to satisfy the conditions detailed above.

If the above two conditions are satisfactorily resolved, terms of settlement include payment of U.S.$7.5 million by GenSci to Osteotech. GenSci would recognize the validity of the Osteotech patents at issue in the trial completed in December 2001. GenSci would not be permitted to re-introduce products that are the subject of the pending litigation, which have been withdrawn from the market, and all other litigation between the two parties would be dismissed. Payments to Osteotech include U.S.$1 million to be paid on the effective date of GenSci's plan of reorganization followed by payments of U.S.$325,000 per quarter with interest payable at the federal judgment rate, currently 1.3% capped for purposes of future interest payments at 3% per annum. GenSci is seeking a method to secure payment of U.S.$5 million of the settlement amount and will provide a subordinated lien on assets to assure payment of the remaining U.S.$1.5 million in payments.

Finally, the settlement is contingent upon Bankruptcy Court approval. Terms of the settlement will be incorporated into the terms of a Chapter 11 Plan of Reorganization, which must be confirmed by the Bankruptcy Court.

If the proposed settlement with Osteotech incorporated into the Plan does not occur, the Debtors would otherwise vigorously pursue their right of appeal before the Federal Circuit Court of Appeals. As of the date of this report, a judgment has not been issued in the Patent Action and the Settlement Agreement has not been finalized or executed.

GenSci OrthoBiologics has filed for antitrust and other claims in a separate case against Osteotech for improper use of its patent(s) in the marketplace. These antitrust claims have been stayed until the Patent Action is resolved. In addition, a second patent infringement filed in October 2000 alleges that GenSci OrthoBiologic's OrthoBlast(R) product infringe two of Osteotech's patents including one patent at issue in the Patent Action. In this second patent case, no discovery has commenced and the case has been stayed pending resolution of the Patent Action. All legal actions between GenSci and Osteotech will be dismissed under the Settlement Agreement, when and if it becomes effective.

The Debtor, GenSci Regeneration, is also involved in a dispute before the Trademark Trial and Appeal Board, of the United State Patent and Trademark Office, entitled Johnson & Johnson, Petitioner, vs. GenSci Regeneration Sciences, Inc., Respondent/Registrant, Registration No. 2,401,091, Cancellation No. 31635. The dispute concerns the rights to the name, "The OrthoBiologics Company." In May 2002, the Debtor filed a Notice of Pending Chapter 11 Case and Notice of Stay, with respect to such proceeding.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

                                                          2002              2001             2000
                                                            $                $                 $
----------------------------------------------------------------------------------------------------
Restricted cash                                         79,368           148,632               --
Accounts receivable                                  1,003,957         2,649,360       (2,336,407)
Processing costs and inventory                       1,197,167         1,265,755       (3,732,317)
Prepaid expenses and deposits                         (534,577)           55,140         (119,022)
Accounts payable and accrued liabilities             1,665,179        (2,069,989)       1,377,990
----------------------------------------------------------------------------------------------------
                                                     3,411,094         2,048,898       (4,809,756)
====================================================================================================

During the year ended December 31, 2002, the Company paid $44,119 in cash interest [2001 - $16,493; 2000 - nil]. No income taxes were paid during the year ended December 31, 2002 [2001 and 2000 - nil].

During the year ended December 31, 2002, the Company paid $1,218,628 of reorganization costs in cash [2001 - nil; 2000 - nil].

17. FINANCIAL INSTRUMENTS

FAIR VALUES

The fair values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and current liabilities approximate their carrying values due to their short-term nature. The fair value of the liabilities subject to compromise as of December 31, 2002 and 2001 is not determinable, due to the uncertainties surrounding the repayment terms of this debt as a result of the Chapter 11 proceedings.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited because a large number of customers make up the Company's customer base. No single customer represents greater than 10% of total accounts receivable. The Company mitigates customer credit risk through credit approvals and monitoring procedures.

As at December 31, 2002 and 2001, the Company's accounts receivable are recorded as the amounts invoiced to customers less an allowance for doubtful accounts. Management estimates the allowance based on a review of the portfolio taking into consideration historical collection patterns, the economic climate, and aging statistics based on contractual due dates. Accounts are written off to the allowance once collection efforts are exhausted.

18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

[A] BANKRUPTCY ACCOUNTING

     Since the Chapter 11 bankruptcy filing, the Company has applied the provisions in the Statement of Position ["SOP"] 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". SOP 90-7 does not change the application of U.S. GAAP in the preparation of financial statements. However, it does require that the financial statements, for periods including and subsequent to filing the Chapter 11 petition, distinguish between transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

[B] DEVELOPMENT COSTS

     Development costs that have been deferred under Canadian GAAP must be expensed under U.S. GAAP.

[C] STOCK-BASED COMPENSATION

For reconciliation purposes to U.S. GAAP, the Company has elected to follow the intrinsic value approach of APB 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. All stock options granted can be exercised as stock appreciation rights, accordingly the Company accounts for its stock appreciation rights grants using the variable accounting method under which compensation expense is recognized to the extent that the market price of the shares of the Company's stock exceeds the exercise price of the grant. Since the exercise price of the Company's employee stock options was higher than the market price of the underlying stock during the year, no compensation has been recognized. Also under U.S. GAAP, the Company uses the Black-Scholes option pricing model to determine the fair value of options granted to consultants, advisors and non-employees.

Under Canadian GAAP, compensation expense has been recorded for all stock options granted to employees, consultants and non-employees in accordance with the fair value-based method of accounting for stock-based compensation using the

Black-Scholes option pricing model to determine the fair value of options granted. In prior years, no compensation expense was recorded under Canadian GAAP with respect to stock options granted to employees, consultants and non-employees.

[D] COMPREHENSIVE INCOME

     Comprehensive income includes all changes in equity during the periods presented except shareholder transactions. For the periods presented, accumulated other comprehensive income comprises the Company's foreign currency translation account.

[E] IN-PROCESS TECHNOLOGY

     Under U.S. GAAP, approximately $16,252,000 of the consideration paid to acquire Osteopharm in January 1997 has been allocated to in-process research and development and expensed at the time of the acquisition. Accordingly, the write-down of nil in 2002 [2001 - nil; 2000 - $2,795,094] is not required for U.S. GAAP purposes.

     If U.S. GAAP were followed, the effects on the consolidated statements of loss and deficit would be the following:

                                                          2002              2001             2000
                                                            $                $                 $
------------------------------------------------------------------------------------------------------

     Loss from continuing operations,
       Canadian GAAP                                (4,252,840)      (36,362,757)      (2,080,114)
     Adjustment for in-process research and
       development costs and amortization thereof           --                --          254,100
     Adjustment for deferred development costs
       and amortization thereof                             --           214,372          360,000
     Compensation with respect to stock options
       granted to consultants                               --          (345,070)        (309,330)
     Compensation with respect to stock options
       granted to employees                            210,703                --               --
     Compensation with respect to stock warrants
       granted to non-employees                             --            (5,708)              --
------------------------------------------------------------------------------------------------------
     Loss from continuing operations, U.S. GAAP     (4,042,137)      (36,499,163)      (1,775,344)

     Gain (loss) from discontinued operations,
       Canadian GAAP                                   415,000          (596,928)      (4,928,623)
     Adjustment for write-down of technology                --                --        2,795,094
------------------------------------------------------------------------------------------------------
     Loss from discontinued operations, U.S. GAAP      415,000          (596,928)      (2,133,529)
------------------------------------------------------------------------------------------------------
     Net loss for the year                          (3,627,137)      (37,096,091)      (3,908,873)

     Change in cumulative translation account
------------------------------------------------------------------------------------------------------
      adjustment                                       139,977           104,402          281,578
------------------------------------------------------------------------------------------------------
     COMPREHENSIVE LOSS, U.S. GAAP                  (3,487,160)      (36,991,689)      (3,627,295)
======================================================================================================

     LOSS PER SHARE, U.S. GAAP
       From continuing operations                       (0.08)            (0.69)            (0.04)
       From discontinued operations                       0.01            (0.01)            (0.04)
------------------------------------------------------------------------------------------------------
     NET LOSS PER SHARE                                 (0.07)            (0.70)            (0.08)
======================================================================================================

     WEIGHTED AVERAGE NUMBER OF COMMON
       SHARES OUTSTANDING, U.S. GAAP                52,574,459        52,574,459       47,443,142
======================================================================================================


     Consolidated balance sheet items that vary under U.S. GAAP are as follows:

                                                                          2002               2001
                                                                            $                  $
------------------------------------------------------------------------------------------------------

     Trade accounts payable                                            1,972,577          340,321
     Accrued compensation                                                677,665          641,342
     Accrued liabilities                                                 998,546          689,898
     Capital stock                                                    82,643,404       82,405,428
     Deficit                                                        (102,672,255)     (99,045,119)
     Accumulated other comprehensive income                              834,069          694,092
------------------------------------------------------------------------------------------------------

BOARD OF DIRECTORS                                       SENIOR MANAGEMENT

(as of May 15, 2003)                                     (as of May 15, 2003)

James S. Trotman, MD                                     Douglass C. Watson, MBA
Chairman                                                 President and Chief Executive Officer
GenSci Regeneration Sciences Inc.                        GenSci Regeneration Sciences Inc.
Irvine, California                                       & GenSci OrthoBiologics, Inc.

Douglass C. Watson, MBA                                  Peter B. Ludlum, MBA
President and Chief Executive Officer                    Vice President Finance, Chief Financial
GenSci Regeneration Sciences Inc.                        Officer and Corporate Secretary
Irvine, California                                       GenSci Regeneration Sciences Inc.
                                                         & GenSci OrthoBiologics, Inc.
Robert Bechard
Partner                                                  John F. Kay, Ph.D.
RBC Capital Partners                                     Vice President, Research & Development
Montreal, Quebec                                         GenSci OrthoBiologics, Inc.

Frank Clark                                              Uwe Tritthardt
Chairman                                                 President, GenSci OCF Inc.
Bio-One, Inc.
Sarasota, Florida                                        V. Jody DeLeone
                                                         Director of Finance
Darrell Elliott                                          GenSci OrthoBiologics, Inc.
Senior Vice President
MDS Capital Corp.                                        Kerri Luchs
Vancouver, British Columbia                              Director of HR and Corporate Administration
                                                         GenSci OrthoBiologics, Inc.
Dan W. Kollin
Managing Director                                        Thomas Kane
BioMed Capital Group Ltd.                                Director of Manufacturing
Fairfield, New Jersey                                    GenSci OrthoBiologics, Inc.

Clifford A. Nordal                                       Carolyn O'Grady
President and Chief Executive Officer                    Director of Field Services
St. Joseph's Health Centre                               GenSci OrthoBiologics, Inc.
London, Ontario


                                 ANNUAL MEETING

     The Annual Meeting will be held on June 26 at 9:00 a.m. at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4. Shareholders are encouraged to attend, and guests are welcome

                       INVESTOR AND CORPORATE INFORMATION

GenSci Regeneration Sciences Inc.         Auditors
Head Office
1235 Bay Street, Suite 1000               Ernst & Young LLP
Toronto, Ontario  M5R 3K4                 Chartered Accountants
Tel:  (416) 934-5035                      Ernst & Young Tower
Tel:  (800) 561-2955                      222 Bay St.
Fax: (416) 934-5036                       Toronto Dominion Centre
                                          Toronto, ON M5K 1J7
GenSci Regeneration Sciences Inc.
GenSci OrthoBiologics, Inc.               Registrar and Transfer Agent
2 Goodyear
Irvine, CA 92618                          Pacific Corporate Trust Company
Tel: (949) 595-8710                       10th Floor, 625 Howe Street
Fax: (949) 595-8711                       Vancouver, BC  V6C 3B8

GenSci OCF Inc.                           Solicitors - Canada
1105 Autoroute Chomedey
Laval, QC H7W 5J8                         McCullough O'Connor Irwin
Tel: (877) 243-6724                       1100-888 Dunsmuir Street
Fax: (888) 258-0760                       Vancouver, BC  V6C 3K4

Website:                                  Solicitors - USA
www.gensciinc.com
                                          Stradling Yocca Carlson & Rauth
Listing: The Toronto Stock Exchange       660 Newport Center Drive, Suite1600
Symbol:  GNS                              Newport Beach, CA  92660

Investor Relations Department
Investor Contact
Tel:  (800) 561-2955
        (949) 595-8710
email:  IR@gensci-regen.com

SAFE HARBOR LANGUAGE

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in this annual report.

GenSci Regeneration Sciences Inc.
1235 Bay Street, Suite 1000
Toronto, ON M5R 3K4
Tel: (416) 934-5035
Tel: (800) 561-2955
Fax:(416) 934-5036

GenSci OrthoBiologics, Inc.
2 Goodyear
Irvine, CA 92618
Tel: (949) 595-8710
Fax:(949) 595-8711

GenSci OCF Inc.
1105 Autoroute Chomedey
Laval, QC H7W 5J8
Tel: (877) 243-6724
Fax:(888) 258-0760

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                          GENSCI REGENERATION SCIENCES INC.
                                             (REGISTRANT)

Date: 05-20-03                               /s/ Peter B. Ludlum
                                             --------------------------
                                             Peter B. Ludlum
                                             Chief Financial Officer